EXHIBIT 99.2

INFORMATION CIRCULAR

for the

Annual General and Special Meeting

of

MERCATOR MINERALS LTD.

to be held on

Friday, June 22, 2012

YOUR VOTE IS EXTREMELY IMPORTANT.
PLEASE SUBMIT YOUR PROXY TODAY.

INFORMATION CIRCULAR
Mercator Minerals Ltd.
1050 – 625 Howe Street
Vancouver, British Columbia
V6C 2T6
Telephone:  (604) 694-0005
Fax: (604) 558-0085
Website:  http://www.mercatorminerals.com

(As at May 18, 2012, except as indicated)

Mercator Minerals Ltd. (the "Company") is providing this Information Circular and a form of proxy in connection with management’s solicitation of proxies for use at the annual and special general meeting (the "Meeting") of the Company to be held on Friday, June 22, 2012, and at any adjournments.  Unless the context otherwise requires, when we refer in this Information Circular to the Company, its subsidiaries are also included.  The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other electronic or personal contact.  The Company will pay the cost of solicitation.

In addition, the Company has retained the services of Kingsdale Shareholder Services Inc. ("Kingsdale") in connection with the solicitation of proxies. For this service, and other advisory services, Kingsdale will be paid a fee of up to CDN$50,000.00 plus certain out-of-pocket expenses. You may contact Kingsdale by telephone at 1-866-228-3049 toll-free in North America or 1-416-867-2272 calling collect from outside of North America or by email at contactus@kingsdaleshareholder.com.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder’s behalf in accordance with the instructions given by the shareholder in the proxy (the "Proxy").  The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Common shares in the capital of the Company (“Shares”) represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Computershare Trust Company of Canada ("Computershare"), Toronto Office, Proxy Department, at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.    For general inquiries, shareholders may contact Computershare as follows:

By Phone:	Within North America: 1-866-732-8683 Outside North America: 1-312-588-4290
By Fax:	Within North America: 1-866-249-7775 Outside North America: 1-416-263-9524
By Internet:	www.investorvote.com

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead are registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as CDS Clearing and Depository for Services Inc. (a "Nominee").  If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting.  Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder.  The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided.  Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners".  If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf.  By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date.  The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting.  Only registered shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must, at least seven (7) days before the Meeting, arrange for their respective Nominees to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value (the "shares"), of which 259,055,229 shares were issued and outstanding at May 18, 2012.  Persons who are registered shareholders at the close of business on May 18, 2012 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held.  The Company has only one class of shares.

To the knowledge of the Directors and executive officers of the Company, other than Pala Investments Holdings Limited which reports being the holder of 48,662,214 shares in the Company (representing approximately 18.78% of the shares of the Company as at May 18, 2012), as of the date of this Information Circular, there is no person or company that beneficially owns, controls or directs, directly or indirectly, shares of the Company carrying 10% or more of the voting rights attached to all shares of the Company.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed.  In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of Directors of the Company at eight (8).

The Company has an Audit Committee, a Compensation Committee, a Corporate Governance and Nominating Committee, an Environment, Health and Safety Committee, and a Special Committee.  Members of these committees are as set out below.  The Company does not have an Executive Committee of the Board.

Management of the Company proposes to nominate each of the following persons for election as a Director.  Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Position (1)	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned, controlled or\ directed, directly or indirectly (2)
Colin K. Benner, P.Eng, ICD.D. (7) British Columbia, Canada Director
Interim President of Troon Ventures Ltd. (a public mineral exploration company) since July 2011 and President of CKB Mining Inc. (a private consulting company) and a director of a number of publicly traded companies; Executive Chairman of Creston Moly Corp. (formerly a public mineral exploration company) from August 2009 to September 2011; Vice Chairman and Chief Executive Officer of Skye Resources Inc. (a public mineral exploration company) from March to August 2008; Chairman of PBC Coals Inc. (a public mineral exploration company) from August 2007 to October 2008; Vice Chairman and Chief Executive Officer of Lundin Mining Corporation (a public mining company) from October 2006 to April 2007; Vice Chairman and Chief Executive Officer of EuroZinc Mining Corporation (a public mining company) from December 2004 to October 2006
		Since June 2011	223,532
John H. Bowles, FCA, FCIM(3) (4) British Columbia, Canada Director	Retired Partner, PricewaterhouseCoopers (PwC) LLP, Chartered Accountants; Chartered Accountant; Corporate Director from June 2006 to present	Since April 2011	Nil
Joseph M. Keane (4)(6) Arizona, U.S.A Director	Professional Engineer, President, Keane Mineral Engineering LLC, a mineral processing consulting corporation (2006-2008); President, KD Engineering Co., a mineral engineering design corporation (1982-2006)	Since December 2009	11,850
D. Bruce McLeod(6) British Columbia, Canada President and CEO	President and CEO of the Company since June 2011; President and CEO of Troon Ventures Ltd. (a public mineral exploration company) from June 1989 to July 2011; President and CEO of Creston Moly Corp. (formerly a public mineral exploration company) from August 2009 to June 2011; formerly Executive Chairman of Sherwood Copper Corp. (a public mining company) from September 2005 to November 2008	Since June 2011	602,124

Name, Jurisdiction of Residence and Position (1)	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned, controlled or\ directed, directly or indirectly (2)
Robert J. Quinn(5) Texas, USA Non-Executive Chairman and Director	Attorney, Partner Quinn & Brooks LLP	Since September 2005	15,000
Stephen P. Quin(3)(5)(6)(7) British Columbia, Canada Director	President & CEO of Midas Gold Corp. (a public mineral exploration company since July 2011 and, prior to that, a private mineral exploration company) since Apr. 2011, and prior to that the President and CEO of Midas Gold Inc., a private mineral exploration company. Previously President & COO of Capstone Mining Corp. (public mining company) since Nov. 2008, formerly President & CEO of Sherwood Copper Corporation (public mining company) until its combination with Capstone (Sept. 2005); Executive VP, Miramar Mining Corporation (public mining company) 1990 to 2005.	Since February 2005	39,591
Daniel Tellechea Arizona, USA Director
President and CEO and a Director of Dia Bras Exploration Inc., (a public mining company) from October 2007 to present; Independent financial and management consultant from November 2005 to October 2007; President and CEO of Asarco LLC (a private mining company) from 2003 to 2005; Managing Director of Finance and Administration of Grupo Mexico S.A.B. de C.V. (a public holding company whose involved in the mining industry, the multimodal freight railroad service, and infrastructure development) from 1994 to 2003.
		Since April 2012	Nil
Ronald Earl Vankoughnett (3)(4)(5)(7) British Columbia, Canada Independent Lead Director	Independent Businessman	Since May 2005	50,000
(1)	The information as to country and province or state of residence, and principal occupation, not being within the knowledge of the Company, has been furnished by the respective nominees.
(2)
Shares beneficially owned, controlled or directed, directly or indirectly, as at May 18, 2012, based upon information furnished to the Company by individual Directors.  Unless otherwise indicated, such shares are held directly.

(3)	Member of the Audit Committee.
(4)	Member of the Compensation Committee.
(5)	Member of the Special Committee.
(6)	Member of the Environment, Health and Safety Committee.
(7)	Member of the Corporate Governance and Nominating Committee.

Unless such authority is withheld, the person named in the form of Proxy accompanying this Information Circular intend to vote for the election of the foregoing individuals as Directors until the close of the next following annual general meeting of the shareholders or until their successors are elected.

No proposed Director is to be elected under any arrangement or understanding between the proposed Director and any other person or company, except the Directors and executive officers of the Company acting solely in such capacity.

To the best of management’s knowledge, other than as is further discussed below, no proposed Director:

(a)
is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director, chief executive officer ("CEO") or chief financial officer ("CFO") of any company (including the Company) that:

(i)
was the subject, while the proposed Director was acting in the capacity as director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii)
was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed Director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed Director was acting in the capacity as director, CEO or CFO of such company; or

(b)
is, as at the date of this Information Circular, or has been within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)
has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed Director; or

(d)
has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)
has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed Director.

In early 1998, the Company, through its then management, filed a registration statement under the U.S. Securities and Exchange Act of 1934, as amended (the "Exchange Act") with the U.S. Securities and Exchange Commission (the "SEC"), which became effective in 1998 without further action by the Company.  The Company’s subsequent management and directors were not aware that the registration statement had become effective and, accordingly, no further filings were made with the SEC.  In June 2011, the Company received a notice from the SEC advising that the Company’s registration had become effective in 1998 and that the Company had an obligation to file periodic reports with the SEC.  As the Company had not filed such periodic reports, it was delinquent in its SEC filings.  In light of the fact that the Company was not able to make the filings for the period from 1998 to 2011, the Company negotiated with the SEC and on November 8, 2011 an order (the "12(j) Order") was issued under Section 12(j) of the Exchange Act, revoking the registration of the Company.  The 12(j) Order restricts members of a national securities exchange, broker or dealer from effecting any transaction in or inducing the purchase or sale of the Company’s Shares in the United States.  On November 8, 2011, the Company filed a Form 40-F registration statement under the provisions of the Exchange Act with the SEC, which, when effective, removes the restrictions on the market participants caused by the 12(j) Order, so that trading of the Company's Shares in the United States could resume. The Form 40 F registration statement became effective on January 9, 2012.  Each of the Directors of the Company except for Mr. Tellechea were directors of the Company at the time of the issuance of the 12(j) Order.

Mr. Benner was a director of Tahera Diamond Corporation which, on January 16, 2008, was granted creditor protection by the Ontario Superior Court of Justice under the Companies’ Creditors Arrangement Act (Canada). Mr. Benner resigned as a director of Tahera Diamond Corporation on September 29, 2008.

Mr. Tellechea was the President and Chief Executive Officer of Asarco LLC (formerly Asarco Inc.) (“Asarco”) which on August 9, 2005, filed seeking protection from its creditors under Chapter 11 of the United States Bankruptcy Code.  Mr. Tellechea resigned as the President and Chief Executive Officer of Asarco on November 14, 2005.

EXECUTIVE COMPENSATION

The following table (presented in accordance with the National Instrument Form 51-102F6 ("Statement of Executive Compensation") (the "Form 51-102F6")) sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years of the Company (to the extent required by the Form 51-102F6) in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at December 31, 2011 and the other three most highly compensated executive officers of the Company as at December 31, 2011 whose individual total compensation for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that such individual was not serving as such an officer at the end of the most recently completed financial year (each a "Named Executive Officer" or "NEO").  (All dollar values in the following table are denominated in US dollars unless otherwise stated.)

Summary Compensation Table

NEO Name and Principal Position	Year	Salary (US$)	Share-Based Awards	Option- Based Awards (US$)(1)	Non-Equity Incentive Plan Compensation (US$)		Pension Value (US$)	All Other Compensation (US$)	Total Compensation (US$)
					Annual Incentive Plans(2)	Long term Incentive Plans
D. Bruce McLeod, President and CEO(3)	2011 2010 2009	$211,941 N/A N/A	N/A N/A N/A	$809,537 Nil Nil	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	$1,021,478 N/A N/A
Mark W. Distler, CFO(4)	2011 2010 2009	$201,250 N/A N/A	N/A N/A N/A	$954,224 Nil Nil	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	$1,155,474 N/A N/A

NEO Name and Principal Position	Year	Salary (US$)	Share-Based Awards	Option- Based Awards (US$)(1)	Non-Equity Incentive Plan Compensation (US$)		Pension Value (US$)	All Other Compensation (US$)	Total Compensation (US$)
					Annual Incentive Plans(2)	Long term Incentive Plans
Michael L. Surratt, Former President and CEO(5)	2011 2010 2009	$290,745 $460,000 $460,000	N/A N/A N/A	$300,199 Nil $1,455,707	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	$2,834,446(6) Nil Nil	$3,425,390 $460,000 $1,919,707
Raymond R. Lee, Former CFO(7)	2011 2010 2009	$180,512 $220,000 $220,000	N/A N/A N/A	Nil Nil $867,424	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	$180,512 $220,000 $1,087,424
Gary Simmerman, VP Mineral Park and Mine Manager(8)	2011 2010 2009	$235,899 $204,616 $200,000	N/A N/A N/A	$300,706 Nil $722,854	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	$636,605 $204,616 $922,854
Craig Smith, Project Manager, Mineral Park Mine(9)	2011 2010 2009	$220,000 $204,616 $200,000	N/A N/A N/A	$303,654 Nil $67,921	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	$523,654 $204,616 $267,921
Robert Spengler, Environmental Manager, Mineral Park Mine(9)	2011 2010 2009	$220,000 $204,616 $200,000	N/A N/A N/A	Nil Nil $639,463	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	$220,000 $204,616 $839,463

(1)	The amounts in this column represent the fair value of stock options which is estimated on the date of grant using a Black-Scholes option pricing model. See discussion below.
(2)	There were no bonuses paid for these financial years.
(3)
Mr. McLeod was appointed as President & CEO, and as a Director, of the Company effective June 22, 2011 in conjunction with a statutory arrangement (the "Creston Arrangement") pursuant to which the Company acquired Creston Moly Corp. ("Creston").  As disclosed below under “Termination and Change of Control Benefits”, effective June 22, 2011, the Company entered into an employment agreement with Mr. McLeod, which provides for base salary at an annualized rate of CDN$400,000 and benefits.  The figures reported for Mr. McLeod are for the period from June 22, 2011 through to December 31, 2011, and have been converted to US$ from the CDN$.  The exchange rate used to convert 2011 compensation to US$ is 1.0170.  Mr. McLeod was not compensated for his services as a director.

(4)
Mr. Distler was appointed as CFO of the Company effective January 15, 2011, and the figures reported for Mr. Distler are for the period from January 15, 2011 through to December 31, 2011.  Effective January 1, 2012, Mr. Distler’s base salary was increased to an annualized rate of $250,000.  As disclosed below under “Termination and Change of Control Benefits”, effective June 22, 2011, the Company entered into an employment agreement with Mr. Distler, which provides for base salary at an annualized rate of $210,000 and benefits.

(5)
Mr. Surratt resigned as President & CEO, and as a Director, of the Company effective June 22, 2011 in conjunction with the Creston Arrangement and was replaced by Mr. McLeod.  Mr. Surratt was not compensated for his services as a director.

(6)
As disclosed below under “Termination and Change of Control Benefits”, on his resignation as President and CEO, a retirement allowance of $2.575 million was payable to Mr. Surratt in connection with his resignation as the President and CEO of the Company, which was paid in January 2012.  The Company also entered into a 2 year consulting agreement with Mr. Surratt in accordance with the terms of his employment agreement, to serve as a consultant to the President and CEO.  The figure reported for all other compensation paid to Mr. Surratt for the financial year ended December 31, 2011, represents the consulting fees paid to Mr. Surratt in 2011 accordance with the consulting agreement that is in place, together with the Company retirement allowance owed to Mr. Surratt as disclosed below.

(7)
Mr. Lee resigned as CFO of the Company effective January 15, 2011, and was replaced by Mr. Distler. Mr. Lee ceased to be a Director of the Company effective June 22, 2011.  Mr. Lee was not compensated for his services as a director.

(8)	In June 2011, the salary for Mr. Simmerman for 2011 was increased to $250,000; in September 2010, the salary for Mr.

Simmerman was increased to $220,000; for 2009, the salary for Mr. Simmerman was $200,000.  The salary figures for 2010 and 2011 reflect the increased salary that was paid for the remainder of each of those completed financial years.

(9)
Effective September 26, 2010, the salaries for Messrs. Smith and Spengler were increased to $220,000 and the salary figures reflect the increased salary that was paid for the remainder 2010 and the most recently completed financial year.

The compensation amounts reported as Option Awards in the above table represent the estimated grant date fair value of the stock options granted during the year.  All of these stock options were granted with an exercise price equal to the market price of the Company’s common shares on the date of grant.  The amounts reported do not represent the net cash proceeds received by the individuals from the exercise of stock options. See section entitled "Outstanding Share-Based Awards and Option-Based Awards" below for more information.

The option based awards outlined above in the Summary Compensation Table is measured using the Black-Scholes option pricing model, as outlined below. The Compensation Committee believes that a disconnect has existed between the generous values attributed to options using the Black-Scholes model and the actual unrealized value, if any, available to the recipients. This situation, in our opinion, presents a distorted view of compensation totals to our shareholders without viewing the additional information presented in the Outstanding Share-Based Awards and Option-Based Awards table below.  The options noted in that table as expiring in 2016 were granted in 2011.

The Company uses a Black-Scholes option pricing model to estimate the fair value of stock options at the date of grant. The following weighted-average assumptions were used in the valuation model:

	2011	2010	2009
Expected volatility	100%	108%	83%
Risk-free interest rate	1.62%	2.31%	2.87%
Expected life	35 months	54 months	60 months
Dividend yield	Nil	Nil	Nil

Incentive Plan Awards

The Company does not have any incentive plans, pursuant to which non-equity compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to the Named Executive Officer(s).

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under equity-based incentive plans of the Company at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the Named Executive Officers:

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (US$)	Option Expiration Date	Value of Unexercised In- The-Money Options (1) (US$)	Number of Shares Or Units Of Shares That Have Not Vested (#)	Market or Payout Value Of Share- Based Awards That Have Not Vested (US$)	Market or Payout Value of Share-Based Awards Not Paid Out or Distrib- uted (US$)
D. Bruce McLeod, President and CEO(3)	53,243 119,707 22,819 600,000	$0.969 $1.184 $4.827 $2.526	Apr. 1, 2014 Dec. 22, 2014 Sep 26, 2012 Jun. 23, 2016	$27,110 $35,165 Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
Mark W. Distler, CFO(4)	250,000 200,000	$4.024 $2.477	Jan 12, 2016 Jun. 25, 2016	Nil Nil	Nil Nil	Nil Nil	Nil Nil

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (US$)	Option Expiration Date	Value of Unexercised In- The-Money Options (1) (US$)	Number of Shares Or Units Of Shares That Have Not Vested (#)	Market or Payout Value Of Share- Based Awards That Have Not Vested (US$)	Market or Payout Value of Share-Based Awards Not Paid Out or Distrib- uted (US$)
Michael L. Surratt, Former President and CEO(5)	400,000 800,000 500,000 200,000	$3.231 $3.035 $2.222 $2.477	Feb. 21, 2012 Mar. 16, 2012 Dec. 23, 2014 Jun. 25, 2016	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
Raymond R. Lee, Former CFO(6)	Nil	Nil	Nil	Nil		Nil	Nil
Gary Simmerman, VP Mineral Park and Mine Manager	200,000 150,000 250,000 200,000	$3.231 $1.615 $2.222 $2.477	Feb. 21, 2012 May 2, 2014 Dec. 23, 2014 Jun. 25, 2016	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
Craig Smith, Project Manager, Mineral Park Mine	200,000 200,000	$3.231 $2.477	Feb. 21, 2012 Jun. 25, 2016	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Robert Spengler, Environmental Manager, Mineral Park Mine	100,000 200,000	$3.231 $2.222	Feb. 21, 2012 Dec. 23, 2014	Nil Nil	Nil Nil	Nil Nil	Nil Nil

(1)
This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was US$1.478, and the exercise or base price of the option.

(2)
Mr. McLeod was appointed as President & CEO, and as a Director, of the Company effective June 22, 2011 in conjunction with the Creston Arrangement.  The options specified for Mr. McLeod with expiration dates in 2012 and 2014 represent converted Creston options held by Mr. McLeod as a director and officer of Creston.  Following the Creston Arrangement holders of Creston options are entitled, on exercise of such options (including payment of the same exercise price) to purchase shares in the Company at the ratio of 0.15 Company shares for each option to purchase a share in Creston.  These options are still subject to the provisions of the Creston option plan.  No further options may be granted under the Creston option plan.

(3)	Mr. Distler was appointed as CFO of the Company effective January 15, 2011.
(4)	Mr. Surratt resigned as President & CEO, and as a Director, of the Company effective June 22, 2011 in conjunction with the Creston Arrangement and was replaced by Mr. McLeod.
(5)	Mr. Lee resigned as CFO of the Company effective January 15, 2011, and was replaced by Mr. Distler. Mr. Lee ceased to be a Director of the Company effective June 22, 2011.

Value Vested or Earned During the Year

The value vested or earned during the most recently completed financial year of incentive plan awards granted to Named Executive Officers are as follows:

NEO Name	Option-Based Awards - Value Vested During The Year (1) (US$)	Share-Based Awards - Value Vested During The Year (US$)	Non-Equity Incentive Plan Compensation - Value Earned During The Year (US$)
D. Bruce McLeod, President and CEO(2)	Nil	Nil	Nil
Mark W. Distler, CFO(3)	$14,688	Nil	Nil
Michael L. Surratt, Former President and CEO(4)	$494,496	Nil	Nil
Raymond R. Lee, Former CFO(5)	$296,297	Nil	Nil
Gary Simmerman, VP Mineral Park and Mine Manager	$247,248	Nil	Nil
Craig Smith, Project Manager, Mineral Park Mine	Nil	Nil	Nil
Robert Spengler, Environmental Manager, Mineral Park Mine	$197,798	Nil	Nil

(1)
This amount is the dollar value that would have been realized computed by obtaining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

(2)	Mr. McLeod was appointed as President & CEO, and as a Director, of the Company effective June 22, 2011 in conjunction with the Creston Arrangement.
(3)	Mr. Distler was appointed as CFO of the Company effective January 15, 2011.
(4)	Mr. Surratt resigned as President & CEO, and as a Director, of the Company effective June 22, 2011 in conjunction with the Creston Arrangement and was replaced by Mr. McLeod.
(5)	Mr. Lee resigned as CFO of the Company effective January 15, 2011, and was replaced by Mr, Distler. Mr. Lee ceased to be a Director of the Company effective June 22, 2011.

Pension Plan Benefits

The Company does not have a defined benefit, defined contribution or deferred compensation plan for the Named Executive Officers.

Termination and Change of Control Benefits

Effective June 1, 2010, the Company entered into amended employment agreements with certain of the Named Executive Officers’ (specifically, Messrs. Surratt, Lee, Simmerman, Smith and Spengler, who are referred to in this section as the "Incumbent NEOs"), replacing the employment agreements that had been previously in place, reducing the amounts payable on termination of each Incumbent NEO’s employment by either Mercator or the Incumbent NEO following a change of control of the Company, or by the Company at any time without notice for just cause, or at any time without any advance notice other than for just cause.

In the event of termination for reasons other than just cause, the Incumbent NEO would be entitled to receive an amount equal to 24 months’ salary (less any required withholdings).

If, within a 24 month period following the effective date of a change of control (a) the Company terminates the Incumbent NEO but excluding termination for cause; or (b) the NEO terminates employment with the Company for good reason, then the Incumbent NEO would be entitled to a lump sum payment equal to three times his annual compensation (i.e., salary and bonus).  Any such termination requires two months' written notice by either the Company in connection with an involuntarily termination or by the Incumbent NEO if the Incumbent NEO terminates employment for good reason.

In lieu of monies payable to an Incumbent NEO under the prior paragraph on a change of control, an Incumbent NEO may elect, on ten days' written notice, to voluntarily terminate his employment with the Company for any reason beginning six months following a change of control and extending for a period of 30 days thereafter, in which case the Incumbent NEO would be entitled to a lump sum payment equal to three times his annual compensation (i.e., salary and bonus).

The employment agreements for Michael L. Surratt (the former President and CEO of the Company) and Raymond R. Lee (the former CFO of the Company) provided that, in the event of a change of control, Mr. Surratt would be entitled to receive a change of control bonus of US$460,000 and that Mr. Lee would be entitled to a change of control bonus of US$220,000. Additionally, the agreements provided that following the termination of employment of Messrs. Surratt and Lee after a change of control, the Company, upon request by either of Messrs. Surratt or Lee, as applicable, would enter into a consulting agreement with either of Messrs. Surratt or Lee, as applicable, whereby either of Messrs. Surratt or Lee, as applicable, would provide consulting services to Mercator, as a non-employee for a period of 24 months and 12 months respectively, at a monthly fee equal to 1/12 of the salary in effect on the date of termination. Please see the table on the following page for further details.

The employment agreements were approved by the Company’s Compensation Committee and the Board of Directors. In each agreement, a "change of control" is defined as the occurrence of any one or more of the following events:

(A)
The consummation of a merger, amalgamation, or arrangement of the Company with any other person or persons different from the persons holding equity securities of the Company immediately prior to the transaction, other than (a) a merger, amalgamation, or arrangement which would result in the equity securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 60% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger, amalgamation, or arrangement; or  (b) a merger, amalgamation, or arrangement effected to implement a recapitalization of the Company (or similar transaction) in which no person acquires more than 30% of the combined voting power of the Company’s then outstanding equity securities;

(B)
Any person (other than the Company and any entity owned, directly or indirectly, by the stockholders of the Company in substantially the same proportion as their ownership of equity securities of the Company), is or becomes the beneficial owner, directly or indirectly, of equity securities of the Company representing 30% or more of the combined voting power of the Company’s then outstanding securities;

(C)
During any period of not more than six consecutive months, individuals who at the beginning of such period constitute the Company’s Board of Directors cease for any reason to constitute at least a majority thereof; or

(D)	Any other transaction which the Company’s Board of Directors designates as a change of control.

In each employment agreement with a NEO, "good reason" means, following a Change of Control, any of the following:

(i)
without the express written consent of the Executive, any change or series of changes in the duties, responsibilities, authority or status of the Executive with the Corporation or its affiliates such that immediately after such change or series of changes the duties, responsibilities, authority or status of the Executive, taken as a whole, are materially diminished from those assigned to the Executive immediately prior to such change or series of changes;

(ii)	a reduction by the Corporation or its affiliates in the Executive’s Salary except:

(a)           as part of a general reduction in the annual base salary of all or substantially all of the senior executives of the Corporation or its affiliates which affects the Executive in substantially the same manner as the other senior officers who are also affected by such general reduction; or

(b)           which does not constitute more than ten percent (10%) of his Salary;

(iii)
any material breach or non-observance by the Corporation or its affiliates of any material provision of this Agreement, provided the Executive shall give the Corporation a 30 day period of time following written notice from the Executive to rectify any such alleged failure, breach or non-observance of this Agreement; or

(iv)	any other reason which would be considered to amount to constructive dismissal by a court of competent jurisdiction.

On the closing of the Creston Arrangement, as disclosed above, Mr. Surratt resigned as the Company’s President and CEO, and D. Bruce McLeod was appointed President and CEO.  Effective June 22, 2011, the Company entered into an employment agreement with Mr. McLeod, which provides for a base salary at an annualized rate of CDN$400,000 and benefits, and the payment of compensation upon termination of Mr. McLeod's employment by either the Company or Mr. McLeod following a change of control of the Company, or by the Company at any time without notice for just cause, or at any time without any advance notice other than for just cause.

In the event of termination for reasons other than just cause, Mr. McLeod will be entitled to receive an amount equal to 15 months’ salary together with any accrued but unused vacation and unreimbursed expenses, plus one (1) additional month's salary for each completed year of employment with the Company (prorated for partial years), up to a maximum of twenty-four (24) months' salary (less any required withholdings).

If, within a 12 month period following the effective date of a change of control (a) the Company terminates Mr. McLeod but excluding termination for cause; or (b) Mr. McLeod terminates employment with the Company for good reason, then Mr. McLeod will be entitled to a lump sum payment equal to two and one-half (2 1/2) times his annual compensation (i.e., salary and bonus).  Any such termination requires two months' written notice by either the Company in connection with an involuntarily termination or by the NEO if the NEO terminates employment for good reason.

Mr. McLeod’s employment agreement was approved by the Company’s Compensation Committee and the Board of Directors. In the agreement, a "change of control" is defined as previously described above in relation to other employment agreements.

The Company has also entered into an employment agreement with the current CFO, Mark Distler. Among other things, the agreement provides for a salary of US$210,000 per annum. The remaining provisions of the employment agreement with Mr. Distler are similar to those of the previous CFO, as described above, except there is no provision for a change of control bonus payment or a consulting agreement in the event of a termination after a change of control.

The following chart shows the amounts payable to the NEOs as at the end of the most recently completed financial year stated in US Dollars, in the event of a termination of the NEO by the Company without cause where no change of control has taken place, and for a termination by the Company or by the NEO following a change of control, in each case assuming that the termination, and change of control if any, took place as at December 31, 2011.

Named Executive Officer	Termination by the Company if No Change of Control and without Cause (1)	Termination by the Company or the NEO Post Change of Control (2)
D. Bruce McLeod President & CEO(4)	$508,030	$983,284
Mark W. Distler CFO(5)	$271,250	$525,000
Michael L. Surratt Former President & CEO(6)	N/A	N/A
Raymond R. Lee, Former CFO(7)	N/A	N/A
Gary Simmerman, VP Mineral Park and Mine Manager	$500,000	$750,000
Craig Smith, Project Manager, Mineral Park Mine	$440,000	$660,000
Robert Spengler, Environmental Manager, Mineral Park Mine	$440,000	$660,000

(1)
In the case of Mr. McLeod, consists of 15.5 months' salary; in the case of Mr. Distler, consists of 13 months' salary; in the case of Mr. Simmerman, consists of 24 months' salary in the year in which termination occurs to which each of the NEOs would have been entitled as at December 31, 2011.

(2)
The estimated payment to the NEO upon termination by the Company following a change of control.  In the case of Mr. McLeod, consists of two and one-half times the total of the annual salary in the year in which termination occurs and an amount equal to the average of the annual bonus paid during three most recent years; in the case of Mr. Distler, consists of two times the total of the annual salary in the year in which termination occurs and an amount equal to the average of the annual bonus paid during three most recent years; in the case of Mr. Simmerman, consists of three times the total of the annual salary in the year in which termination occurs and an amount equal to the highest annual bonus paid within the four most recent years.  In respect of Messrs McLeod and Distler, the termination by the Company or the NEO must occur within 12 months of the control of control, in respect of Mr. Simmerman, the termination by the Company or the NEO must occur within 24 months of the control of control..

(3)
Mr. McLeod was appointed as President & CEO, and as a Director, of the Company effective June 22, 2011 in conjunction with the Creston Arrangement.  The figures reported for Mr. McLeod are for the period from June 22, 2011 through to December 31, 2011, and have been converted to US$ from the CDN$.  The exchange rate used to convert 2011 compensation to US$ is 1.0170.

(4)	Mr. Distler was appointed as CFO of the Company effective January 15, 2011.
(5)
Mr. Surratt resigned as President & CEO, and as a Director, of the Company effective June 22, 2011 in conjunction with the Creston Arrangement.  On his resignation as President and CEO, a retirement allowance of $2.575 million was payable to Mr. Surratt.  The payment of this retirement allowance was made subsequent to the year ended December 31, 2011.  The Company also entered into a 2 year consulting agreement with Mr. Surratt in accordance with the terms of his employment agreement, to serve as a consultant to the President and CEO.

(6)
Mr. Lee resigned as CFO of the Company effective January 15, 2011, and was replaced by Mark Distler effective that same date. Mr. Lee ceased to be a Director of the Company effective June 22, 2011 and ceased to be an employee of the Company effective August 31, 2011.

Compensation Governance

The Compensation Committee is responsible for assisting the Board of Directors in discharging its responsibilities including as they relate to: senior executive hiring, performance assessment, succession planning, compensation and incentive plans, related policies and practices and overall conformity with corporate objectives.  The Compensation Committee has responsibility for among other things, reviewing and making recommendations to the Board of Directors with respect to the Company’s compensation policies and practices, reviewing and making recommendations to the Board of Directors with respect to the compensation of the Chief Executive Officer, reviewing and approving the compensation of all other senior executive officers, and administering the Company’s equity compensation plans. The Compensation Committee bases its recommendations on the performance of the applicable individual and of the Company.  The Board (exclusive of the executive officers of the Company who are also members of the Board) reviews such recommendations and gives final approval to the compensation of the executive officers.

The Compensation Committee annually reviews the compensation paid to Directors and management based on such factors as time commitment, comparative fees paid by similar companies in the industry and level of responsibility.

The Compensation Committee of the Board consists of three (3) Directors of the Company who are unrelated and independent as defined under applicable rules and regulations. The members of the committee are; Ronald Earl Vankoughnett (Chair), John H. Bowles and Joseph M. Keane, all of whom are considered independent for the purposes of National Instrument 52-110 Audit Committees ("NI 52-110").

All of the members of the Compensation Committee have experience setting compensation for executives in companies of similar size to the Company.

The Board considers the implications of the risks associated with the Company’s compensation policies and practices when determining rewards for its officers and Directors. Commencing in 2012, the Board intends to review at least once annually the risks, if any, associated with the Company’s compensation policies and practices at such time.

Executive compensation is comprised of both short-term compensation in the form of a base salary/fee and an incentive cash bonus plan, and long-term ownership through the grant of stock options. This structure ensures that a significant portion of executive compensation (stock options) is both long-term and "at risk" and, accordingly, is directly linked to the achievement of business results and the creation of long term shareholder value.

The Board also has the ability to set out vesting periods in each stock option agreement. As the benefits of such compensation, if any, are not realized by officers and Directors until a significant period of time has passed, the ability of officers to take inappropriate or excessive risks that are beneficial to their compensation at the expense of the Company and the shareholders is extremely limited. Furthermore, all elements of executive compensation are discretionary. As a result, it is unlikely an officer would take inappropriate or excessive risks at the expense of the Company or the shareholders that would be beneficial to their short-term compensation when their long-term compensation might be put at risk from their actions.

Due to the current size and development of the Company and its current management group, the Board is able to closely monitor and consider any risks which may be associated with the Company’s compensation policies and practices. Risks, if any, may be identified and mitigated through regular Board meetings during which financial and other information of the Company is reviewed. No risks have been identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

The Compensation Committee has developed recommendations for a new compensation framework that will include components which more strongly align our executives financial interests with those of the shareholders such as the use of RSU’s and DSU’s. If approved these recommendations will be implemented in 2012 and will reduce our reliance on stock options and provide a tighter more formalized set of performance criteria. In 2011 a new CEO and CFO along with a number of senior executives as well as three new Board members joined the team and have been working to strengthen the organization while dealing with a number of unforeseen challenges. It is essential that we continue to compensate in a manner necessary to ensure we attract, retain and motivate key individuals for the long term interest of shareholders.

Compensation Discussion and Analysis

The overall strategic direction adopted by the Compensation Committee is the alignment of executive compensation with the delivery of shareholder value. In keeping with this philosophy, the main objectives of the executive compensation programs are to:

●	Pay for performance by rewarding the attainment of goals and objectives;

●	Attract and retain motivated and quality executive officers to drive long term shareholder value;

●	Develop a sense of proprietorship;

●	Build flexibility in programs to accommodate the cyclical nature of the mining industry;

●	Align programs to business needs, structure and culture.

To this end, the executive compensation program formulated by the Compensation Committee is comprised of three components: base salary, annual cash bonus and long-term incentive in the form of stock options. The program is structured to be competitive with a select group of comparative North American mining companies. A portion of the annual cash bonus is directly related to the overall performance of the Company.  In 2011, the Compensation Committee reviewed and set the executive compensation levels using the Coopers Consulting Limited 2010 National Mining Industries Salary Survey. The survey is a competitive analysis of the compensation paid to mining executives in Canada.  The Company participated in the Consulting Limited 2010 National Mining Industries Salary Survey for US Companies, as the Company’s operations are mainly in the United States, and the bulk of the Company’s expenses are incurred in US dollars.  The results of the 2010 Survey were used by the Compensation Committee in reviewing the compensation of the officers in connection with the 2011 fiscal year and the performance of the Company and the officers for 2011.   The Compensation Committee is reviewing annual compensation and although bonuses or compensation awards have been awarded as at the date of this Information Circular, compensation adjustments and awards as deemed appropriate may occur in accordance with our stated compensation objectives.

Base Salary

Base salary is the principal component of an executive officer’s compensation package.  To ensure that the Company is capable of attracting, motivating and retaining individuals with exceptional executive skills, cash compensation is reviewed and adjusted annually, based primarily on individual and corporate performance as well as compensation practices of similar mining companies. In determining base salaries and bonuses, the Compensation Committee took into account the financial performance of the Company for 2011 and to date in 2012.

The level of the base salary for each employee of the Company is determined by the level of responsibility and the importance of the position to the Company and the officer's individual responsibilities, experience, performance and contribution toward enhancing shareholder value, within competitive industry ranges.

By keeping base salaries at or near the average base salaries for the mining industry, the Company has more flexibility in tying reward to performance as a greater percentage of compensation earned by officers of the Company can be paid in the form of bonuses and stock option grants, which are payable at the discretion of the Company.

The Compensation Committee determines the base salaries and bonuses for senior management and employees of the Company.   Each of the Named Executive Officers has an employment contract with the Company which provides that the annual base salary of such executive is subject to review on an annual basis.

Bonus

The Chief Executive Officer of the Company presents recommendations to the Compensation Committee with respect to bonuses to be awarded to the other members of senior management and the other employees of the Company.  The Compensation Committee evaluates each member of senior management and the other employees of the Company in terms of their performance and the performance of the Company.  Corporate performance is measured by reviewing personal performance and other significant factors, such as level of responsibility and importance of the position to the Company. The individual performance factor allows the Company to recognize and reward those individuals whose efforts have assisted the Company to attain its corporate performance objective.  The Compensation Committee then makes a determination of the bonuses, if any, to be awarded to each member of senior management and to the employees of the Company, which are reported to the Board of Directors of the Company.  The Compensation Committee is in the process of establishing and fixing set performance goals and targets in connection with executive compensation.  None of the members of the executive management team received a performance bonus for work done in 2009 or 2010.  As of the date of this Information Circular, no performance bonuses have been granted or paid to the executive management team for work done in 2011, however, compensation adjustments and awards as deemed appropriate may occur in accordance with our stated compensation objectives.

Stock Options

The Company grants long-term incentives to its executive officers in the form of stock options.

The purpose of the Company’s stock option plan (the "Stock Option Plan") is to develop the interest and incentive of eligible service providers, employees, officers and Directors in the Company’s growth and development by giving an opportunity to purchase common shares on a favourable basis, thereby advancing the interests of the Company, enhancing the value of the common shares for the benefit of all shareholders and increasing the ability of the Company to attract and retain skilled and motivated individuals.  Stock option grants are directly linked to increases in shareholder value and the individual’s contribution to that central goal.  The Company believes that stock options play an important role in building shareholder value by aligning the interests of officers with the interests of shareholders.  Options to purchase the Company’s shares are granted by the Compensation Committee at not less than the closing price of the Company’s shares on the Toronto Stock Exchange (the "TSX") on the business day immediately prior to the date of grant.

The Compensation Committee takes into account each executive’s stock option position, peer comparison group benchmark and individual performance when determining whether and how many new stock option grants will be made to an executive officer.

Under the Stock Option Plan, there are currently options to purchase 10,147,150 common shares allocated and granted to Directors, officers, employees and consultants, representing approximately 3.92% of the issued shares of the Company on May 18, 2012.  Additionally, there are currently (i) 50,000 Company shares issuable on exercise of options to purchase common shares (representing approximately 0.02% of the issued shares of the Company on May 18, 2012) under the Stingray option plan which the Company assumed as part of the Company’s acquisition of Stingray Copper Inc. in 2009, and (ii) 1,938,803 Company shares issuable on exercise of options to purchase common shares (representing approximately 0.78% of the issued shares of the Company on May 18, 2012) under the Creston option plan which the Company assumed as part of the Creston Arrangement.  No further options can be granted under either of the Stingray option plan or the Creston option plan, and the outstanding options under these plans are not included for the purposes of determining the maximum number of options issuable pursuant to the Stock Option Plan. See "Securities Authorized for Issuance Under Equity Compensation Plans" and below for further details.

The Stock Option Plan and the Compensation Committee Charter provide that the Compensation Committee, subject to the approval of the Board of Directors, may determine performance measures to be met as a pre-condition to the granting or vesting of an option. These performance measures can be either for the Company as a whole or the individual.  Individual performance measures that the Compensation Committee may implement may vary based on an executive’s ability to affect business results.  The options that were granted during the most recently completed financial year were subject to vesting schedules, ranging from two to three year prior to the full option being exercisable.

There were an aggregate of 2,650,000 options granted to the NEO’s and senior management during 2011.  In determining option grants during 2011, the Compensation Committee considered individual performance and Company performance, including operating and financial performance, corporate development and organizational development.

Options granted by the Compensation Committee under the Stock Option Plan are subject to approval by the Board of Directors. Options are not transferable. See “Stock Option Plan" for further discussion of the Stock Option Plan.

Stock Option Plan

The Company's Stock Option Plan is administered by the entire Board of Directors, based on recommendations made by the Compensation Committee, and is intended to advance the interests of the Company through the motivation, attraction and retention of key employees, officers and Directors of the Company and subsidiaries of the Company and to secure for the Company and its shareholders the benefits inherent in the ownership of common shares of the Company by key employees, officers and Directors of the Company and subsidiaries of the Company. Each grant of options is approved by the Board of Directors of the Company.

The Stock Option Plan is a "fixed" stock option plan and was approved by the Company's shareholders on August 31, 2011.

The number of common shares of the Company which may be subject to option under the Stock Option Plan in favour of any one individual and in the aggregate is limited under the terms of the Stock Option Plan and cannot be increased without shareholder and regulatory approval. Options granted under the Stock Option Plan have a maximum term of ten years and are exercisable at a price per share determined by the Board of Directors of the Company at the time the option is granted, which price may not be less than the closing price of the common shares on the TSX on the last trading day immediately preceding the date of grant of the option. All grants of options are reviewed by the Compensation Committee and recommended to the Board of Directors for approval.

Benefits

Benefits provided to senior executives are designed to be competitive with industry practice and include health and life insurance, and certain perquisites such as automobile benefits.

Within the context of the overall objectives of the Company’s compensation practices, the Company determined the specific amounts of compensation to be paid to each of its executives in 2011 based on a number of factors, including: the Company’s understanding of the amount of compensation generally paid by a group of peer companies to their executives with similar roles and responsibilities as provided in the Coopers Consulting Limited Annual National Mining Industries Salary Survey; the Company’s executives’ performance during the fiscal year in general and the roles and responsibilities of the Company’s executives; the individual experience and skills of, and expected contributions from, the Company’s executives; the amounts of compensation being paid to the Company’s other executives; and any contractual commitments the Company has made to its executives regarding compensation.

The Company does not have a policy that would prohibit the NEOs or directors from purchasing financial instruments that are designed or would have the effect of hedging the value of equity securities granted to, or held by these individuals.

Compensation of the Chief Executive Officer

The components of total compensation for the Chief Executive Officer are the same as those which apply to other senior executive officers of the Company, namely, annual salary and performance bonus and long-term incentives.

Consistent with the Company’s philosophy of targeting salaries and performance bonuses for the Company’s executive officers at median levels of executives in the Coopers Consulting Limited annual National Mining Industries Salary Survey, Mr. Surratt’s annual salary was intended to reflect annual salaries paid to the chief executive officers in the survey.

During 2011, Mr. Surratt was paid a salary at an annualized rate of US$460,000 in accordance with the terms of his employment agreement with the Company.  In connection with the completion of the Creston Arrangement in June 2011, Mr. Surratt, agreed to step down as President and CEO of the Company and was replaced by D. Bruce McLeod. Immediately following his resignation, Mr. Surratt assumed an ongoing consulting role with the Company as discussed immediately below. (See also previous section entitled "Termination and Change of Control Benefits" for further details regarding such consulting arrangements.)

With the change to the post of President and CEO as described above under, the Board determined that the ongoing involvement of the Company’s development and operating team is essential to the success of expansion at Mineral Park and the developments of the El Pilar project and the El Creston project.  In order to protect shareholder value, and to secure the ongoing involvement of Mr. Surratt and his operating team, discussions between the relevant Board Committee Chairs (Mercator Special Committee & Compensation Committee), together with legal and financial advisors, commenced with respect to a separation agreement for Mr. Surratt.  Upon the recommendation of both the Mercator Special Committee and the Compensation Committee, Mr. Surratt and Mercator agreed to a separation payment in the order of $2.575 million and a two year consulting arrangement. The Company believes that Mr. Surratt will be able to provide essential advice to the Company and save the Company more than this cost with respect to the ongoing development projects at El Pilar and El Creston.

As disclosed above under the section titled “Termination and Change of Control Benefits”, the Company entered into an employment agreement with Mr. McLeod as the Company’s new President and CEO, effective June 22, 2011.

Going forward, the Compensation Committee and, as appropriate, the Board of Directors, will address other issues relating to executive compensation, including the relative emphasis on the components of executive compensation, including compensation for the Company’s President and CEO and other executive officers.

Director Compensation

Compensation in the most recently completed financial year for Directors who are also Named Executive Officers has already been disclosed above.  In 2009, the Company first implemented compensation arrangements, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as a consultant or an expert, during the most recently completed financial year.  The comparator group of companies used by the Compensation Committee for director compensation included the following companies:

Amerigo Resources Ltd.	Corriente Resources Inc.	Capstone Mining Corp.
HudBay Minerals Inc.	Lundin Mining Corporation	North American Palladium Ltd.
Quadra Mining Ltd. (pre combination with FNX Mining Company)	Taseko Mines Limited	Thompson Creek Metals Company

During the Company’s most recently completed financial year, the Company’s Directors who are not also an executive officer each received a Directors’ fee of CDN$9,000 per quarter with each Director also receiving CDN$1,000 per meeting attended in person and CDN$500 per meeting attended by teleconference; the Chairman of the Board of Directors received an additional CDN$5,000 per quarter; the Chairman of the Audit Committee received an additional CDN$3,000 per quarter; the Chairman of other committees of the Board received an additional CDN$2,000 per quarter and members of other committees (other than the Chairman) also received CDN$1,000 per quarter for committee membership fees.   The tables below have been converted to US$ from the CDN$.  The exchange rate used to convert 2011 compensation to US$ is 1.0170.

During the year ended December 31, 2011, a law firm of which Robert J. Quinn is a partner, was paid US$214,910 for legal services rendered by the firm.

In December 2011, the Compensation Committee of the Board retained Mercer (Canada) Limited (“Mercer”), an independent compensation consulting firm, to provide market information on executive and outside director compensation pay levels and practices.  Specifically, Mercer assisted the Company with the following activities:

• Peer group review.

• Compensation review for the President and CEO.

• Long-term incentive plan review and redesign for senior executives and outside directors.

In assisting the Company with a review of peer companies used to inform executive and outside director compensation pay levels and practices, Mercer used the following criteria to identify organizations for peer group inclusion: publically-traded (on a Canadian or US exchange) mining companies; with an emphasis on base metals; revenue between approximately 0.5x to 2.0x that of the Company’s. The work conducted by Mercer is subject to completion and review by the Compensation Committee.  The Company has not retained any independent consulting firm prior to December 2010 to provide market information on executive and outside director compensation pay levels and practices.

The Company has the Stock Option Plan for the granting of incentive stock options to the officers, employees, Directors and service providers.  The purpose of granting options to the Directors of the Company is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

As described below under “Approval of Long Term Incentive Plan”, in 2012 the Board commenced a review of a share ownership plan for Directors, which would require share ownership as a multiple of fees earned.

The following table sets forth all amounts of compensation provided to each of the Directors, who are not Named Executive Officers, for the Company’s most recently completed financial year, including compensation for services, if any,  not related to their directorships:

United States currency
Director Name(1)	Fees Earned ($)	Share- Based Awards ($)	Option- Based Awards ($)(8)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Colin K. Benner(2)	$27,859	Nil	$134,933	Nil	Nil	Nil	$162,782
John H. Bowles(3)	$35,562	Nil	$134,933	Nil	Nil	Nil	$170,495
Joseph M. Keane	$54,572	Nil	$251,242	Nil	Nil	Nil	$305,814
Michael D. Lindeman(4)	$13,766	Nil	$251,242	Nil	Nil	Nil	$265,008
Stephen P. Quin	$62,438	Nil	$251,242	Nil	Nil	Nil	$313,680
Robert J. Quinn(5)	$64,077	Nil	$251,242	Nil	Nil	$214,910	$530,229
Daniel Tellechea(6)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Gavin Thomas(7)	$70,960	Nil	$251,242	Nil	Nil	Nil	$322,202
Ronald Earl Vankoughnett	$80,137	Nil	$251,242	Nil	Nil	Nil	$331,379

(1)
Under the Company's policies with regard to Director compensation, the Company’s executive Directors (as of May 18, 2012, D. Bruce McLeod is the only executive Director) do not receive fees for Board service.  Messrs. McLeod, Surratt and Lee were not paid Director compensation for their services as directors in 2011.

(2)	Colin Benner, who served as the Executive Chairman of Creston, received a severance payment of CDN$182,000 in connection with the terms of a consulting agreement with Creston Moly Corp.
(3)	Michael D. Lindeman resigned as a Director of the Company on April 25, 2011.
(4)	John H. Bowles was appointed as a Director of the Company on April 25, 2011.
(5)	Daniel Tellechea was appointed as a Director of the Company on April 5, 2012.
(6)
Robert J. Quinn was appointed the Non Executive Chairman of the Company on August 31, 2011.  During the year ended December 31, 2011, a law firm of which Robert J. Quinn is a partner was paid US$214,910 for legal services rendered by such firm.

(7)	Gavin Thomas resigned as the Non Executive Chairman of the Board of the Company on August 31, 2011 and resigned as a Director of the Company on April 5, 2012.
(8)
The amounts in this column represent the fair value of stock options which is estimated on the date of grant using a Black-Scholes option pricing model. See previous discussion below the Summary Compensation Table disclosure in the "Executive Compensation" section of this Information Circular.

The option based awards outlined above in the Director Compensation Table is measured using the Black-Scholes option pricing model, as outlined below. The Compensation Committee believes that a disconnect has existed between the generous values attributed to options using the Black-Scholes model and the actual unrealized value, if any, available to the recipients. This situation, in our opinion, presents a distorted view of compensation totals to our shareholders without viewing the additional information presented in the Outstanding Share-Based Awards and Option-Based Awards table below.  The options noted in that table as expiring in 2016 were granted in 2011.

The table below provides a further break down of the “Fees Earned” column from the previous table for the financial year ended December 31, 2011:

United States currency
Director Name	Board Annual Retainer ($)	Board/Committee Chair Retainer ($)	Committee Retainer ($)(7)	Aggregate Board Attendance Fee ($)(7)	Aggregate Committee Attendance Fee ($)	Total ($)
Colin K. Benner(1)	$20,648.97	Nil	$3,277.60	$2,458.21	$1,474.93	$27,589.71
John H. Bowles(2)	$26,548.67	$1,966.57	$655.52	$2,458.21	$3,933.14	$35,562.11
Joseph M. Keane	$35,398.23	$1,966.57	$6,882.99	$3,933.14	$6,391.35	$54,572.28
Michael D. Lindeman(3)	$11,799.41	Nil	Nil	$1,966.57	Nil	$13,765.98
Stephen P. Quin	$35,398.23	$13,765.98	$1,966.57	$4,424.78	$6,882.99	$62,438.55
Robert J. Quinn(4)	$35,398.23	$6,555.23	$5,899.71	$4,424.78	$11,799.41	$64,077.36
Daniel Tellechea(5)	Nil	Nil	Nil	Nil	Nil	Nil
Gavin Thomas(6)	$35,398.23	$13,110.45	$8,194.10	$2,949.85	$11,307.77	$70,960.40
Ronald Earl Vankoughnett	$35,398.23	$15,732.55	$4,916.42	$4,424.78	$19,665.68	$80,137.66

(1)	Colin K. Benner was appointed as a director of the Company on the closing of the Creston Arrangement effective June 22, 2011.
(2)	John H. Bowles was appointed as a Director of the Company on April 25, 2011.
(3)	Michael D. Lindeman resigned as a Director of the Company on April 25, 2011.
(4)	Robert J. Quinn was appointed the Non Executive Chairman of the Company on August 31, 2011.
(5)	Daniel Tellechea was appointed as a Director of the Company on April 5, 2012.
(6)	Gavin Thomas resigned as the Non Executive Chairman of the Board of the Company and ceased to be a member of any of the Committees of the Board on August 31, 2011.

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under equity-based incentive plans of the Company at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the Directors who are not Named Executive Officers.  Options granted to non-executive Directors in 2011 vest as to fifty (50%) on the date of grant and fifty (50%) on the first anniversary thereof:

	Option-Based Awards				Share-Based Awards
Director Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (US$)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) (US$)	Number of Shares Or Units Of Shares That Have Not Vested (#)	Market or Payout Value Of Share-Based Awards That Have Not Vested (US$)	Market or Payout Value of Share-Based Awards Not Paid Out or Distributed (US$)
Colin K. Benner	22,637(2) 181,100(2) 45,275 (2) 100,000	$1.184 $1.351 $1.889 $2.526	Dec. 22, 2014 Oct 30, 2013 July 17, 2013 June 23, 2016	$6,649 $23,053 Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
John H. Bowles	100,000	$2.526	June 23, 2016	Nil	Nil	Nil	Nil
Joseph M. Keane	6,250(3) 12,500(3) 12,500(3) 12,500(3) 100,000 100,000	$4.70 $4.70 $2.938 $1.841 $2.428 $3.887	April 27, 2012 June 28, 2012 June 18, 2013 June 17, 2014 Jan. 4, 2015 Jan. 4, 2016	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil
Michael D. Lindeman(4)	50,000 50,000 100,000 100,000 100,000	$3.231 $3.035 $1.615 $2.428 $3.887	Feb. 21, 2012 Mar. 16, 2012 May 20, 2014 Jan. 4, 2015 Jan. 4, 2016	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Stephen P. Quin	50,000 25,000 100,000 100,000	$3.231 $3.035 $2.428 $3.887	Feb. 21, 2012 Mar 16, 2012 Jan. 4, 2015 Jan. 4, 2016	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
Robert J. Quinn	50,000 50,000 50,000 100,000 100,000	$3.231 $3.035 $1.615 $2.428 $3.887	Feb. 21, 2012 Mar. 16, 2012 May 20, 2014 Jan. 4, 2015 Jan. 4, 2016	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Gavin Thomas	50,000 50,000 100,000 100,000 100,000	$3.231 $3.035 $1.615 $2.428 $3.887	Feb. 21, 2012 Mar. 16, 2012 May 20, 2014 Jan. 4, 2015 Jan. 4, 2016	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Ronald Earl Vankoughnett	50,000 50,000 100,000 100,000 100,000	$3.231 $3.035 $1.615 $2.428 $3.887	Feb. 21, 2012 Mar. 16, 2012 May 20, 2014 Jan. 4, 2015 Jan. 4, 2016	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
(1)
This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was $1.478, and the exercise or base price of the option.

(2)
Mr. Benner became a Director of the Company upon the completion of the Creston Arrangement.  The options identified by the note above are options that were granted to Mr. Benner as a director of Creston.  Following the Creston Arrangement., holders of Creston options are entitled, on exercise of such options (including payment of the same exercise price), to purchase shares in the Company at the ratio of 0.15 Company shares for each option to purchase a share in Creston. These options are still subject to the provisions of the Creston option plan. No further options may be granted under the Creston option plan.
(3)
Mr. Keane became a Director of the Company upon the completion of the Company’s acquisition of Stingray Copper Inc. ("Stingray") on December 21, 2009.  The options identified by the note above are options that were granted to Mr. Keane as a director of Stingray.  Under the arrangement with Stingray, all Stingray options were exchanged for converted options to purchase shares in the capital of the Company at the rate of 0.25 of one Company share in lieu of one Stingray share, on the same terms and conditions as the original Stingray option.

(4)	Mr. Lindeman resigned as a Director of the Company on April 25, 2011.

Incentive Plan Awards - Value Vested or Earned During the Year

The value vested or earned during the most recently completed financial year of incentive plan awards granted to Directors who are not Named Executive Officers are as follows:

Director Name	Option-Based Awards - Value Vested During The Year (1) (US$)	Share-Based Awards - Value Vested During The Year (2) (US$)	Non-Equity Incentive Plan Compensation - Value Earned During The Year (US$)
Colin K. Benner	Nil	N/A	N/A
John H. Bowles	Nil	N/A	N/A
Joseph M. Keane	$82,742	N/A	N/A
Michael D. Lindeman	$82,742	N/A	N/A
Stephen P. Quin	$82,742	N/A	N/A
Robert J. Quinn	$82,742	N/A	N/A
Gavin Thomas	$82,742	N/A	N/A
Ronald Earl Vankoughnett	$82,742	N/A	N/A

(1)
This amount is the dollar value that would have been realized computed by obtaining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

(2)	This amount is the dollar value realized computed by multiplying the number of shares or units by the market value of the underlying shares on the vesting date.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return for CDN$100 invested in common shares of the Company, for the last five years, with the cumulative total return of the S&P/TSX Composite index.  The common share trading data is as reported by the TSX.  The value of each year represents the closing price as of December 31 on that year.

$400.00
$350.00
$300.00
$250.00
$200.00
$150.00
$100.00
$50.00
$-
2006
2007
2008
2009
2010
2011
ML
TSX

	2006	2007	2008	2009	2010	2011
ML	$100.00	$335.93	$14.81	$91.85	$147.04	$55.93
TSX Composite	$100.00	$107.16	$69.63	$91.00	$104.14	$92.61

The trend shown by this graph does not reflect the trend in the Company’s compensation to executive officers over the same period. Over the five years, the Compensation Committee established compensation objectives believed appropriate during the evolution of the Company from an exploration company to its current position as an emerging copper and molybdenum producer, and compensation to executive officers increased nominally. The share price of exploration companies and copper and molybdenum producers fluctuate with changes in commodity prices and at no time during the period shown in the graph was compensation intended to reflect share price.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes relevant information as of the end of the most recently completed financial year with respect to the Company’s compensation plans under which equity securities are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (CDN$) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	11,931,100 58,750(1)| 2,231,969(2)	$2.90 $3.41 $1.96	8,458,900 Nil Nil
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	14,221,819(1)(2) (3)	$2.76	8,458,900
(1)
These options are the remaining converted Stingray options outstanding from the Company’s acquisition of Stingray Copper Inc. in 2009, and are subject to the provisions of the Stingray option plan.  No further options may be granted under the Stingray option plan and these options are not included for the purposes of determining the maximum number of shares issuable under the Stock Option Plan.

(2)
On June 22, 2011, the Company completed the acquisition of Creston Moly Corp.  Following the transaction, holders of Creston options are entitled, on exercise of such options (including payment of the same exercise price), to purchase shares in the Company at the ratio of 0.15 Company shares for each option to purchase a share in Creston Moly Corp.  These options are still subject to the provisions of the Creston option plan.  No further options may be granted under the Creston option plan and these options are not included for the purposes of determining the maximum number of shares issuable under the Stock Option Plan.

(3)
As at the date of this Information Circular, there were 50,000 Company shares issuable on exercise of outstanding Stingray options under the Stingray option plan, 1,938,803 Company shares issuable on exercise of outstanding Creston options under the Creston option plan, and 10,147,150 Company shares issuable on exercise of outstanding options under the Stock Option Plan, representing an aggregate total of 12,135,953 common shares of the Company to be issued on the exercise of outstanding options.

The following is a summary of the principal features of the Stock Option Plan, which authorizes the Board of Directors (or Compensation Committee) to grant stock options to employees, officers, Directors and service providers on the following terms:

1. The number of shares subject to each stock option is determined by the Board of Directors (or Compensation Committee) provided that the Stock Option Plan, together with all other previously established or proposed share compensation arrangements, may not result in:

(a) the number of common shares of the Company reserved for issuance to insiders exceeding 10% of the outstanding issue; or

(b) the issuance, to insiders of the Company of a number of common shares of the Company exceeding, within a one year period, 10% of the outstanding issue; or

(c) the issue to any one participant or any one person who is an insider of the Company within a one year period of more than 5% of the outstanding issue.

The 'outstanding issue' is the number of common shares of the Company outstanding immediately prior to any option grant.

2. The aggregate number of common shares of the Company which may be subject to issuance pursuant to options granted under the Stock Option Plan, together with all of the Company's other previously established or proposed stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms (collectively, "Other Company Plans") involving the issuance or potential issuance of common shares which that were outstanding as of August 31, 2012, shall in aggregate not exceed 20,500,000 common shares. For clarity, any options pursuant to plans which the Company has assumed as a result of a plan of arrangement, merger or any other form of business combination shall not be included for the purposes determining the maximum number of common shares issuable under the Stock Option Plan, but any options under the Stock Option Plan, and options under Other Company Plans, that are cancelled, terminated or expire without being exercised shall remain available for issuance under the Stock Option Plan.

3. The aggregate number of common shares of the Company which may be subject to issuance pursuant to options granted to optionees who are non-employee Directors of the Company shall not exceed 0.5% of the outstanding issue.

4. The exercise price of an option may not be set at less than the closing price of the common shares of the Company on the TSX on the trading day immediately preceding the date of grant of the option.

5. The options may be exercisable for a period of up to ten years, such period and any vesting schedule to be determined by the Board of Directors (or Compensation Committee) of the Company, and are non-assignable, except in certain circumstances.

6. The expiry date of an option is the specified expiry date in the option agreement, and in any event, may have a maximum term of ten years.

7. The options can be exercised by the optionee as long as the optionee is a Director, officer, employee or service provider to the Company or its subsidiaries or within a period of not more than 90 days after ceasing to be a Director, officer, employee or service provider (or such longer period as may be specified in an employment contract) or, if the optionee dies, within one year from the date of the optionee's death.  If the optionee ceases to be employed or engaged by the Company or its subsidiaries for cause, each option held by the optionee shall be cancelled effective immediately as of the date of termination.  Each option held by any optionee performing or engaged in investor relations activities for the Company shall be exercisable at any time up to but not after the earlier of the Expiry Date of that option and the date which is 30 days after the optionee ceases to be engaged in investor relations activities for the Company.

8.  The Board may from time to time in the absolute discretion of the Board amend, modify and change the provisions of an option granted under the Stock Option Plan, or the Stock Option Plan, without obtaining approval of shareholders to:

(a) make amendments of a grammatical, typographical, clerical and administrative nature and any amendments required by a regulatory authority;

(b) change vesting provisions of an option or the Stock Option Plan;

(c) change the termination provisions of an option or the Stock Option Plan which does not entail an extension beyond the original expiry date of the option or the Stock Option Plan;

(d) implement a cashless exercise feature, payable in cash or securities, provided that such feature provides for a full deduction of the number of shares from the number of shares reserved under the Stock Option Plan; and

(e) make any other amendments of a non-material nature which are approved by the TSX.

All other amendments, modifications or changes to the Stock Option Plan shall only be effective upon such amendment, modification or change being approved by the shareholders of the Company given by the affirmative vote of a majority of the shares represented at the meeting of the shareholders of the Company at which a motion to approve the Stock Option Plan or an amendment thereto.  Any amendment, modification or change of any provision of the Stock Option Plan shall be subject to approval, if required, by any regulatory body having jurisdiction.

9. Stock options granted under the Stock Option Plan carry with them associated stock appreciation rights which allow a holder of an option under the Stock Option Plan to elect not to exercise all or a portion of options held and instead receive the number of common shares of the Company disregarding fractions, which, when multiplied by the 'fair value' of the common shares to which an option relates (determined as the weighted average market price for the common shares of the Company on the TSX for the immediately preceding five trading days), has a total value equal to the product of the number of such common shares multiplied by the difference between the weighted average market price determined as of the day immediately preceding the date of termination of such Option, or part thereof, and the Option Price per share of the Optioned Shares to which the Option, or part thereof, so terminated relates, less any amount (which amount may be withheld in Optioned Shares) required to be withheld on account of income taxes.

Certain amendments to the Stock Option Plan will take effect in the event shareholders of the Company approve the LTIP at the Meeting.  See "Particulars of Matters to be Acted Upon – Approval of Long Term Incentive Plan" below.

Other Equity Compensation Plans

As noted in the footnotes to the table above, 1,988,803 common shares in the Company are issuable upon exercise of outstanding options pursuant to stock option plans that the Company inherited through acquisitions of other entities that are now subsidiaries of the Company. Details regarding such options are outlined below.

On June 22, 2011, the Company completed an arrangement under the Business Corporations Act (British Columbia) with Creston Moly Corp., pursuant to which Mercator acquired all of the issued and outstanding shares of Creston Moly Corp., and Creston Moly Corp. became a wholly owned subsidiary of the Company. As part of this arrangement, all holders of Creston Moly Corp. options became entitled to receive common shares in the Company upon exercise of such options (the "Creston Options"). A total of 1,938,803 Company shares remain issuable on exercise of such Creston Options as of the date of this Information Circular. Each such Creston Option continues to be governed by and be subject to the terms of the Creston stock option plan and any applicable stock option agreement thereunder.

On December 21, 2009, the Company completed a business combination with Stingray Copper Inc. ("Stingray") by way of plan of arrangement under the Canada Business Corporations Act. Upon completion of the business combination, Stingray became a wholly-owned subsidiary of the Company. As part of the combination, all outstanding options to acquire common shares of Stingray were exchanged for options to purchase 0.25 of one share in lieu of one Stingray option (the "Stingray Options"). A total of 50,000 Company shares remain issuable on exercise of such Stingray Options as of the date of this Information Circular.  Each such Stingray Option remains subject to the same terms and conditions as the original Stingray option under the Stingray option plan and any applicable stock option agreement thereunder.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Information Circular, there was no indebtedness outstanding of any current or former Director, executive officer or employee of the Company or any of its subsidiaries which is owing to the Company or any of its subsidiaries or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a Director or executive officer of the Company, no proposed nominee for election as a Director of the Company and no associate of such persons:

(i)	is or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or any of its subsidiaries; or

(ii)
whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, in relation to a securities purchase program or other program.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed, no informed person, officer or proposed Director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

No management functions of the Company or any subsidiary are performed to any substantial degree by a person other than the Directors or executive officers of the Company or any subsidiary.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a Director or executive officer of the Company at any time since the beginning of the Company’s last financial year, no proposed nominee of management of the Company for election as a Director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of Directors and the approval of the LTIP (as defined below).

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-201 Disclosure of Corporate Governance Practices ("NI 58-201") establishes corporate governance guidelines which apply to all public companies.  The Company has reviewed its own corporate governance practices in light of these guidelines and, as prescribed by NI 58-101, discloses its corporate governance practices below.

Independence of Members of Board

The Company's Board consists of eight (8) Directors, all of whom are considered independent for the purposes of National Instrument 58-101, with the following exceptions:

(i)	D. Bruce McLeod, who is the current President and CEO of the Company;

(ii)
Colin K. Benner, who served as the Executive Chairman of Creston Moly Corp., and who, on closing of the acquisition of Creston Moly Corp. by the Company effective June 22, 2011, received a severance payment of CDN$182,000 in connection with the terms of the consulting agreement with Creston Moly Corp.;

(iii)
and Robert J. Quinn, the current Non-Executive Chair, who is a partner of a law firm which rendered legal services to the Company during the most recently concluded financial year and which billed the Company US$214,910 for these services rendered.

A majority of the Directors of the Company are independent.

Management Supervision by Board

The CEO and CFO report upon the operations of the Company, on an annual basis, directly to the Board.  The size of the Company is such that all the Company’s operations are conducted by a small management team, which is also represented on the Board.  The Board considers that management is effectively supervised by the independent Directors on an informal basis as the independent Directors are actively and regularly involved in reviewing and supervising the operations of the Company and have regular and full access to management.  During the last financial year, the independent Directors held regularly scheduled meetings of the independent Directors without any members of management present.  To facilitate open and candid discussion among the independent Directors, the independent Directors are able to meet at any time without any members of management or non-independent Directors present.  The independent Directors met during Board meetings, without management and management Directors present during the last financial year.  Further supervision is performed through the Audit Committee which is composed entirely of independent Directors who meet with the Company's auditors without management being in attendance.  The independent Directors also exercise their responsibilities for independent oversight of management through their majority control of the Board and through having a non-management non-executive Chair (Mr. Robert J. Quinn) and an independent Lead Director (Mr. Ronald Earl Vankoughnett).

The Audit Committee is composed of all independent Directors (based upon the tests for independence set forth in National Instrument 52-110), who meet with the Company's auditors without management being in attendance.

Participation of Directors in Other Reporting Issuers

The participation of the Directors in other reporting issuers is described in the following table.

Name of Director	Name of Reporting Issuer
Colin K. Benner	Adriana Resources Inc. Aurico Gold Inc. Corsa Coal Corp. Dalradian Resources Inc. Lundin Mining Corporation Redzone Resources Ltd. Troon Ventures Inc.
John Bowles	Boss Power Corp. Hecla Mining Company
Joseph M. Keane	Rochester Resources Ltd.
D. Bruce McLeod	Kaminak Gold Corporation Troon Ventures Inc.

Stephen P. Quin	Troon Ventures Ltd. Midas Gold Corp. Chalice Gold Mines Ltd.
Robert J. Quinn	Formation Metals Inc. North American Palladium Ltd. Great Western Minerals Group Ltd.
Daniel Tellechea	Dia Bras Exploration Inc. El Tigre Silver Corp.

Interlocking Boards

The following Directors of the Company currently serve together on interlocking boards:

Directors serving on interlocking Boards	Name of other company
Colin K. Benner, D. Bruce McLeod and Stephen P. Quin	Troon Ventures Inc.

Participation of Directors in Board Meetings

During 2011, the Board held eight (8) formal board meetings (with in camera meetings of the non management Directors, without management present), the Audit Committee met nine (9) times; the Corporate Governance and Nominating Committee met two (2) times); the Compensation Committee met seven (7) times; the Environment Health and Safety Committee met one (1) time and the Special Committee met ten (10) times. The following table provides details of the attendance record of each Director for all board meetings and applicable committee meetings held in 2011:

Name	Board Meetings	Committee Meetings(1)
Colin K. Benner(2)	3 of 3 Board Meetings	N/A
John H. Bowles(3)	3 of 4 Board Meetings	Audit 4 of 4
Joseph M. Keane(4)	7 of 8 Board Meetings	Audit 6 of 6 Compensation 7 of 7 EH&S 0 of 0
Raymond R. Lee(5)	5 of 5 Board Meetings	N/A
Michael D. Lindeman(6)	4 of 4 Board Meetings	EH&S 1 of 1
D. Bruce McLeod(7)	3 of 3 Board Meetings	EH&S 1 of 1
Robert J. Quinn(8)	8 of 8 Board Meetings	EH&S 1 of 1 CG&N 2 of 2 Special 10 of 10
Stephen P. Quin(9)	7 of 8 Board Meetings	Audit 3 of 3 EH&S 1 of 1 CG&N 2 of 2 Special 2 of 2
Michael L. Surratt(10)	5 of 5 Board Meetings	N/A
Daniel Tellechea(11)	N/A	N/A
Gavin Thomas(12)	5 of 8 Board Meetings	Audit 5 of 6 Compensation 5 of 5 CG&N 1 of 2 Special 6 of 8
Ronald Earl Vankoughnett	8 of 8 Board Meetings	Audit 9 of 9 CG&N 2 of 2 Compensation 7 of 7 Special 10 of 10
(1)
"Audit" refers to the Audit Committee. "Compensation" refers to the Compensation Committee.  "Special" refers to the Special Committee. “EH&S” refers to the Environment Health and Safety Committee. “CG&N” refers to the Corporate Governance and Nominating Committee.

(2)
Mr. Benner was appointed as a Director of the Company on the closing of the acquisition of Creston Moly Corp. effective June 22, 2011, and was appointed as a member of the CG&N Committee on August 31, 2011, and as such attended all meetings during the year during his tenure on the Board and on the CG&N Committee.

(3)
Mr. Bowles was appointed as a director of the Company on April 25, 2011 and was appointed as a member of the Audit Committee on June 23, 2011, and as such attended all meetings during the year during his tenure on the Audit Committee and Board of Directors.  Mr. Bowles was appointed as a member of the Compensation Committee on February 24, 2012.

(4)
Mr. Keane was appointed to the EH&S committee on August 31, 2011 and ceased to be a member of the Audit Committee effective August 31, 2011, and as such attended all meetings during the year during his tenure on both of the EH&S and Audit Committees.

(5)	Mr. Lee resigned ceased to be a Director, of the Company, effective June 22, 2011, and as such attended all meetings held in the year during his tenure on the Board.
(6)	Mr. Lindeman resigned as a Director of the Company on April 25, 2011, and as such attended all meetings held in the year during his tenure on the Board.
(7)
Mr. McLeod was appointed as a Director of the Company on the closing of the acquisition of Creston Moly Corp. effective June 22, 2011, and as such attended all meetings held in the year during his tenure on the Board.

(8)	Mr. Quinn ceased to be a member of the EH&S and CG&N Committees effective August 31, 2011, and as such attended all meetings held in the year during his tenure on those Committees.
(9)	Mr. Quin became a member of the Audit and Special Committees effective August 31, 2011, and as such attended all meetings held in the year during his tenure on those Committees.
(10)
Mr. Surratt resigned as a Director of the Company, and as President and CEO, effective June 22, 2011 in conjunction with the business combination of Creston Moly Corp. and as such attended all meetings held in the year during his tenure on the EH&S Committee and Board.

(11)	Mr. Tellechea was not a Director of the Company during 2011. He was appointed a Director of the Company effective April 5, 2012.
(12)	Mr. Thomas ceased to be a member of any of the Committees effective August 31, 2011.

The Board met informally during the year and received updates on the progress of the Company from management.  All other business was conducted by consent resolution and informal updates.

Board Mandate

The Board has adopted terms of reference for the Board, the text of which is attached as Schedule "A" to this Information Circular and is posted on its website at www.mercatorminerals.com.

Position Descriptions

Although the Board has not developed formal written position descriptions for the Chair or the Chief Executive Officer, the terms of reference for the Board (see "Board Mandate" above) include, in general terms, what the responsibilities of the Chair and Chief Executive Officer encompass. The Board delineates the role and responsibilities of the Chair through reference to industry norms, past practice and through discussions at Board meetings. The Board is of the view that given the size of the Company, the relatively frequent discussions between Board members and the CEO and senior management, and the experience of the individual members of the Board, the responsibilities of such individuals are known and understood without position descriptions being reduced to writing. The Board will evaluate this position from time to time and, if written position descriptions appear to be appropriate and/or necessary, they will be developed and adopted.

The Board has developed written position descriptions for the chairs of each of its Committees.

Orientation and Continuing Education

The Board does not have a formal policy relating to the orientation of new Directors and continuing education for Directors.  Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit the Company’s operations.  Board members have full access to the Company's records.  The appointment of a new Director is a relatively infrequent event in the Company’s affairs, and each situation is addressed on its merits on a case-by-case basis. The Company has a relatively restricted scope of operations, and most candidates for Board positions will likely have past experience in the mining business; they will therefore likely be familiar with the operations of a resource company of the size and complexity of the Company.  The Board, with the assistance of counsel, keeps itself apprised of changes in the duties and responsibilities of Directors and deals with material changes of those duties and responsibilities as and when the circumstances warrant. The Board will evaluate these positions, and if changes appear to be warranted, formal policies will be developed and followed.

Ethical Business Conduct

The Board has adopted an Ethics and Conflict of Interest Policy (the "Code") that is posted on its website at www.mercatorminerals.com as well as under the Company's profile on SEDAR at www.sedar.com.  The Board has instructed its management and employees to abide by the Code and to bring any breaches of the Code to the attention of the Board.  The Board keeps a record of departures from the Code as well as waivers requested and granted.  No material change reports have been filed by the Company since the beginning of the Company's most recently completed financial year pertaining to any conduct of a Director or executive officer that constitutes a departure from the Code.

Under the Code, Directors and executive officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material or if required to do so by corporate or securities law.

Nomination of Directors

In March 2011, the Board of Directors struck a Corporate Governance and Nominating Committee.  The Corporate Governance and Nominating Committee, has responsibility for identifying potential Board candidates.  The members of the Corporate Governance and Nominating Committee are Stephen P. Quin, Chair, Colin K. Benner (who joined the Committee after the closing of the acquisition of Creston Moly Corp.), and Ronald Earl Vankoughnett, all of whom are considered independent for the purposes of NI 52-110, except for, Mr. Benner, who served as the Executive Chairman of Creston Moly Corp., and who, on closing of the acquisition of Creston Moly Corp. by the Company effective June 22, 2011, received a severance payment of CDN$182,000 in connection with the terms of a consulting agreement with Creston Moly Corp.  The Corporate Governance and Nominating Committee, assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors.  Members of the Boards and representatives of the mining industry are consulted for possible candidates.

Compensation of Directors and the CEO

The Company has a Compensation Committee which is composed entirely of independent Directors, and has general responsibility for developing the Company’s approach to Director and officer compensation.  The Board adopted a mandate for the Compensation Committee, and pursuant to its mandate, the Compensation Committee is responsible for the following:

●	Review and recommend approval of the appointment of senior executives, including the terms and conditions of their employment, retirement and termination, to the Board.

●	Review and approve the annual disclosure relating to executive compensation contained in the Company’s Management Information Circular or other filings.

●	Review and make recommendations to the Board, as appropriate, in connection with the Company’s succession planning with respect to the CEO and other senior officers of the Company.

●	Review the shareholdings of the directors and senior executives relative to ownership guidelines as may be may be established by the Compensation Committee.

●
Review and make recommendations to the Board on all grants of equity compensation including Long Term and Short Term incentive programs which may include annual grants of options, RSU’s, DSU’s and KPI’s or as otherwise determined by the Compensation Committee for the CEO, senior management and Directors.

●
Review annually the performance of the CEO against specific performance criteria, goals, objectives and such factors as the Compensation Committee deems appropriate and in the best interest of the Company and recommend for approval to the Board the compensation for the CEO.

●	Review and make recommendations to the Board on the annual compensation for all other senior executives’ officers of the Company as recommended by the CEO.

●	Review, approve and make recommendations to the Board with respect to compensation for directors and officers of the Company.

●	Review this Charter and assess the Committee’s mandate annually and recommend changes to the Board as appropriate.

●
The Compensation Committee shall deal with such other matters as may be referred to it by the Board from time to time including the establishment of such rules and regulations as may be necessary to carry on its responsibilities, and will perform any other activities consistent with this Charter, the Company’s By-Laws and applicable law as the Compensation Committee or the Board deems necessary or appropriate.

●	The Compensation Committee shall monitor the recommendations adopted by the Board, as incorporated in reports of the Compensation Committee.

●	The Compensation Committee shall report its findings to the Board on a regular basis and shall make recommendations for full Board action in accordance with its mandate.

The Compensation Committee examines the compensation with reference to industry standards for companies of a similar size and nature.  In August 2011, the Compensation Committee obtained a copy of the Coopers Consulting Limited 2011 National Mining Industries Salary Survey.  The survey provides an analysis of the compensation paid to mining executives in Canada.  In 2012, the Compensation Committee reviewed the compensation paid to management in light of the Survey and made recommendations to the Board.

To determine compensation payable, the Compensation Committee reviews compensation paid for directors and CEOs of companies of similar size and stage of development in the mining industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the Directors and senior management while taking into account the financial and other resources of the Company.  In setting the compensation, Compensation Committee annually reviews the performance of the CEO and senior management in light of the Company's objectives and considers other factors that may have impacted the success of the Company in achieving its objectives.

In December 2011, the Compensation Committee engaged Mercer (Canada) Limited to provide compensation analysis for directors and the CEO of the Company.

Further details regarding the Company's compensation policies are discussed in the "Compensation Discussion and Analysis" section of this Information Circular.

Other Board Committees

In addition to the Audit Committee, Compensation Committee and the Corporate Governance and Nominating Committee, the Company has a Special Committee and an Environment, Health and Safety Committee, each of which is further described below.

Special Committee

In December 2007, in light of the Company’s decision to offer to purchase all of the shares of Tyler Resources Inc., the Company established a Special Committee of the Board.  At present, the Special Committee is comprised of Robert J. Quinn (Chairman), Stephen P. Quin and Ronald Earl Vankoughnett.  All members of the Special Committee are independent as those terms are defined in the NI 52-110 except for Mr. Quinn who is a partner of a law firm that has rendered legal services to the Company during the year.

The Special Committee has not been assigned a specific mandate: however the Committee has been given the task to assist management with the review and negotiation of any transaction that the Company may consider and to provide the Board of Directors with advice and recommendations relating thereto.

Environment, Health and Safety Committee

In January 2010, the Board of Directors established an Environment, Health and Safety Committee of the Board.  The Environment, Health and Safety Committee is comprised of Joseph M. Keane (Chairman), Stephen P. Quin and D. Bruce Mcleod.

The overall purpose of the Environment, Health and Safety Committee is to review and monitor the activities of the Company as they relate to the health and safety of employees of the Company in the workplace and the environmental policies and activities of the Company on behalf of the Board.

As management regularly updates the Directors on the operations of the Company and the size of the Company’s operations does not warrant a larger Board of Directors, the Board has determined that additional committees are not necessary at this stage of the Company’s development.

Assessments

The Board conducts annual assessments of the Board’s effectiveness, the individual Directors and each of its committees.   To assist in its review, the Board may conduct informal surveys of its Directors, may receive an annual report from the Corporate Governance and Nominating Committee on its assessment of the functioning of the Board and may receive reports from each committee respecting its own effectiveness. As part of the assessments, the Board or the individual committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

AUDIT COMMITTEE DISCLOSURE

The Company's Audit Committee is governed by a written charter that sets out its mandate and responsibilities.  A copy of this charter and the disclosure on the Audit Committee required by National Instrument 52-110 is contained under the heading "Committees of the Board of Directors – Audit Committee" in the Company's Annual Information Form for the year ended December 31, 2011 which may be viewed under the Company's profile on SEDAR at www.sedar.com.

PARTICULARS OF MATTERS TO BE ACTED UPON

In addition to the election of Directors, the matters described below will be acted upon at the Meeting.

Appointment and Remuneration of Auditor

Shareholders will be asked to approve the appointment of KPMG LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of the shareholders at remuneration to be fixed by the Directors.

Unless otherwise indicated, the persons named in the enclosed Proxy will vote for the appointment of KPMG LLP, Chartered Accountants, of Vancouver, British Columbia, as the Company’s auditor to hold office until the next annual general meeting of the shareholders, at a remuneration to be fixed by the Directors.

KPMG LLP, Chartered Accountants, of Vancouver, British Columbia, has served as the Company’s auditors since 2010.

Approval of Long Term Incentive Plan

As part of an ongoing review of the Company's compensation strategies, the Company's Board of Directors (the "Board") has approved a long term incentive plan (the "LTIP"), a copy of which is attached as Schedule "B" to this Information Circular.  The LTIP is subject to the approval of the shareholders of the Company as well as the approval of the TSX.  If shareholder and regulatory approval are obtained, implementation of the LTIP will be in the sole discretion of the Board.  Shareholders will be asked at the Meeting to consider and, if thought advisable, approve the LTIP by an ordinary resolution.

The purpose of the LTIP is to advance the Company's interests by (a) increasing the proprietary interests of eligible participants in the Company; (b) aligning the interests of such eligible participants with the interests of the shareholders of the Company generally; (c) encouraging eligible participants to remain associated with Company; and (d) furnishing eligible participants with an additional incentive in their efforts on behalf of the Company.

Under the terms of the LTIP, the Board or, if authorized by the Board, the Compensation Committee may grant units ("Units"), which may be either restricted share units ("Restricted Share Units" or "RSUs") or deferred share units ("Deferred Share Units" or "DSUs") to eligible participants.  Each Unit represents the right to receive one common share in accordance with the terms of the LTIP.  Participation in the LTIP is voluntary and, if an eligible participant agrees to participate, the grant of Units will be evidenced by an agreement between the Company and the participant (an "Award Agreement").  The interest of any participant in any Unit may not be transferred or assigned except by testamentary disposition or in accordance with the laws governing the devolution of property upon death.

The maximum number of Shares which may be issued under the LTIP, unless otherwise approved by shareholders, is 2,000,000 Shares in respect of RSUs and 1,000,000 Shares in respect of DSUs (the "LTIP Limit"), representing in the aggregate approximately 1.16% of the Company's issued and outstanding common shares as at May 18, 2012.   DSU grants to each non-employee Director will be limited to one grant per year as part of his or her annual retainer, such that the non-employee Director will not receive discretionary DSU grants in addition to the grant made as part of the annual retainer.

The LTIP, together with all other previously established or proposed share compensation arrangements of the Company (including the Stock Option Plan), may not result in:

(a)	the number of Shares reserved for issuance to insiders exceeding 10% of the outstanding issue; or

(b)	the issuance, to insiders of the Company of a number of Shares exceeding, within a one year period, 10% of the outstanding issue; or

(c)	the issue to any one participant or any one person who is an insider of the Company within a one year period of more than 5% of the outstanding issue.

The Company has a Stock Option Plan for Directors, officers, employees and service providers under which the aggregate number of common shares of the Company which may be subject to issuance pursuant to the exercise of options granted under the Stock Option Plan shall in aggregate not exceed 20,500,000 (the "SOP Limit").

If the LTIP is approved by the shareholders at the Meeting and implemented by the Board, then the following amendments to the Stock Option Plan will automatically take effect:

(d)	the SOP Limit (being 20,500,000 Shares) will be reduced by a number equal to the LTIP Limit (being an aggregate of 3,000,000 Shares);

(e)	the maximum term for stock options granted under the Stock Option Plan will be reduced from ten years to five years; and

(f)	non-employee Directors of the Company will no longer be entitled to be granted stock options under the Stock Option Plan,

and, by approving the LTIP at the Meeting, shareholders will also be deemed to have approved such amendments to the Stock Option Plan.

Restricted Share Units

An officer, Director (other than a non-employee Director), employee or consultant of the Company who has been designated by the Company for participation in the LTIP and who agrees to participate in the LTIP is an eligible participant to receive RSUs under the LTIP (an "RSU Participant").

Unless otherwise approved by the Board, an RSU will vest as to 331/3% on each of the first, second and third anniversary dates of the grant date, provided that all RSUs granted under a particular award shall vest on or before December 31 of the calendar year which is 3 years following the calendar year in which the service was performed in respect of which the particular award was made (the "Final Vesting Date").  In the event that a vesting date occurs within a blackout period or within 5 business days thereafter, the vesting date shall be 10 business days after the blackout period ends (the "Extension Period").  If an additional blackout period is subsequently imposed during the Extension Period, then the Extension Period will commence following the end of such additional blackout period.  Despite the foregoing, a vesting date will not be extended beyond the Final Vesting Date.

On each vesting date, the Company will decide, in its sole discretion, whether to make all payments in respect of vested RSUs to the RSU Participant in cash, common shares issued from treasury or a combination thereof based on the fair market value of the common shares as at such date.  For the purposes of the LTIP, the fair market value of a common share is the weighted average trading price of the common shares on the TSX for the 5 trading days immediately preceding the vesting date or DSU Termination Date (as defined below), as applicable.

If an RSU Participant ceases to be an eligible participant under the LTIP due to termination with cause or voluntary termination by the RSU Participant, all unvested RSUs previously credited to the participant's account are terminated and forfeited as of the termination date.  If an RSU Participant ceases to be an eligible participant under the LTIP due to termination without cause, death, total or permanent long-term disability or retirement, any unvested RSUs previously credited to the participant's account will continue to vest in accordance with their terms or, at the discretion of the Board, be terminated and forfeited as of the termination date.

In the event the Company pays a dividend on the Shares subsequent to the granting of a RSU award, the number of RSUs relating to such award shall be increased to reflect the amount of the dividend.

Deferred Share Units

A non employee Director of the Company who has been designated by the Company for participation in the LTIP and who agrees to participate in the LTIP is an eligible participant to receive DSUs under the LTIP (a "DSU Participant").

All DSUs awarded to a DSU Participant will vest on the date on which the DSU Participant ceases to be a Director of the Company (the "DSU Termination Date").

On the DSU Termination Date, payment in respect of a DSU Participant's DSU becomes payable and the Company will decide, in its sole discretion, whether to make the payment in cash, common shares issued from treasury or a combination thereof based on the fair market value of the common shares as at the DSU Termination Date.

In the event the Company pays a dividend on the Shares subsequent to the granting of a DSU award, the number of DSUs relating to such award shall be increased to reflect the amount of the dividend.

Amendments

The Board may, from time to time, make the following amendments to the LTIP, any RSUs or DSUs without obtaining approval of the participants or the shareholders of the Company:

(a)	amendments of a grammatical, typographical, clerical and administrative nature and any amendments required by a regulatory authority,

(b)	changes to the vesting provisions of the LTIP or any Restricted Share Units or Deferred Share Units; or

(c)	any other amendments of a non-material nature; or

suspend, terminate or discontinue the terms and conditions of the LTIP and the Restricted Share Units and Deferred Share Units granted under the LTIP provided that:

i.
no such amendment to the LTIP shall cause the LTIP in respect of Restricted Share Units to cease to be a plan described in paragraph (k) of the definition of "salary deferral arrangement" in subsection 248(1) of the Income Tax Act (Canada) (the "ITA") or any successor to such provision;

ii.	no such amendment to the LTIP shall cause the LTIP in respect of Deferred Share Units to cease to be a plan described in regulation 6801(d) of the ITA or any successor to such provision; and

iii.	any amendment shall be subject to the prior consent of any applicable regulatory bodies, including the TSX, as may be required.

Any amendment to the LTIP described in subparagraph (b) above or a suspension, termination or discontinuance of the terms and conditions of the LTIP and the Restricted Share Units and Deferred Share Units granted under the LTIP, shall take effect only with respect to awards granted after the effective date of such amendment, provided that it may apply to any outstanding award with the mutual consent of the Company and the participants to whom such awards have been granted.

Any amendment to the LTIP other than as described above shall require the approval of the shareholders of the Company given by the affirmative vote of a majority of the common shares (or, where required, "disinterested" shareholder approval) represented at a meeting of the shareholders of the Company at which a motion to approve the LTIP or an amendment to the LTIP is presented.  Specific amendments requiring shareholder approval include:

(a)	to increase the number of Shares reserved in respect of RSUs or DSUs;

(b)	to change the definition of RSU Participants or DSU Participants;

(c)	to permit RSUs or DSUs to be transferred otherwise than by testamentary disposition or in accordance with the laws governing the devolution of property in the event of death;

(d)	to permit awards other than RSUs and DSUs under the LTIP; and

(e)	to amend the amendment provisions of the LTIP so as to increase the ability of the Board to amend the LTIP without shareholder approval.

At the Meeting, the shareholders will be asked to pass an ordinary resolution approving the adoption of the LTIP.  All shareholders present at the Meeting, whether in person or by proxy, will be entitled to vote on such resolution.

The Directors believe that the approval of the LTIP is in the best interests of the Company and recommend that shareholders vote in favour of the resolution to approve the LTIP.  Unless otherwise instructed, the Proxy given pursuant to this solicitation will be voted for the approval of the LTIP.

Text of Ordinary Resolution to Approve Long Term Incentive Plan

The ordinary resolution shareholders will be asked to approve at the Meeting is as follows:

"RESOLVED, as an ordinary resolution, that:

(a)
the long term incentive plan of the Company (the "LTIP"), and the resulting amendments to the stock option plan of the Company, as described in the Information Circular dated May 18, 2012, be and the same are hereby approved and adopted;

(b)
the Company be authorized to issue in the aggregate up to a maximum of 3,000,000 common shares in the capital of the Company ("Shares") pursuant to and subject to the terms and conditions of the LTIP, being a maximum of 2,000,000 Shares in respect of restricted share units and a maximum of 1,000,000 Shares in respect of deferred share units;

(c)	the Directors be authorized to revoke this resolution before it is acted upon without requiring further approval of the shareholders of the Company in that regard; and

(d)
any one Director or officer of the Company be and is hereby authorized and directed, for and on behalf of the Company, to perform all such acts and deeds and things and execute, under the corporate seal of the Company or otherwise, deliver and file all documents and instruments and take such other actions as such Director or officer may determine to be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions."

The full text of the LTIP will be available for review at the Meeting, or can be requested by contacting the Company at 1050 – 625 Howe Street, Vancouver, British Columbia, Canada V6C 2T6, by telephone at (604) 694-0005, or by e-mail at mleblanc@mercatorminerals.com.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com.  Shareholders may contact the Company at 1050 – 625 Howe Street, Vancouver, British Columbia, Canada V6C 2T6 Telephone:  (604) 694-0005; or by e-mail at mleblanc@mercatorminerals.com or postmaster@mercatorminerals.com to request copies of the Company’s financial statements and MD&A.

Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 18th day of May, 2012.

APPROVED BY THE BOARD OF DIRECTORS

                                  "D. Bruce McLeod"
D. Bruce McLeod, President and Chief Executive Officer

Schedule "A" to the Information Circular
of Mercator Minerals Ltd.

MERCATOR MINERALS LTD.
(the "Corporation")

BOARD OF DIRECTORS - TERMS OF REFERENCE

Composition of the Board of Directors (the "Board") and its Committees

In accordance with the requirements of applicable laws, the Board of Directors of the Corporation (“Board”) shall supervise the management of the business and affairs of the Corporation.  The tenure of Directors is limited under the Business Corporations Act (British Columbia) (the “Act”) and the Corporation’s Articles.

The Board elects a Chairman of the Board whose principal responsibility is to manage the Board. The Chairman must be independent of management and cannot be the President and/or Chief Executive Officer (“CEO”) of the Corporation.

The Chairman of the Corporation shall:

●	manage the Board to ensure that the Corporation has appropriate objectives and an effective strategy;

●	ensure that there is a team of executives and supporting staff able to implement the strategy;

●
ensure that there are procedures in place to inform the Board of performance against objectives and to ensure that the Corporation is operating in accordance with the highest standards of corporate governance; and,

●
ensure that the non-executive Directors receive timely, relevant information, tailored to their needs and that they are properly briefed on the issues arising at board meetings, so that they can make an effective contribution as board members.

The CEO shall manage the Corporation by developing objectives, strategy and standards of performance and securing and leading a management team of the right calibre and directing that team to deliver the required performance.

In general terms, the CEO's responsibilities will encompass:

●	The overall direction and management of the Corporation;

●	The development of objectives, strategy and performance standards, consistent with the overall group direction which will be reviewed and agreed by the Board;

●
Securing and leading a management team of the right calibre to achieve the agreed strategies and objectives and, in particular, ensuing that there is a monitoring system in place to maintain progressive performance standards and compliance with the highest standards of corporate governance;

●	Building and maintaining the Corporation's standing with third parties;

●	Briefing the Chairman regularly on all significant matters; and

●
On an annual basis, demonstrating to the Board that the Corporation has soundly based plans for the development of personnel resources within the Corporation and that management development programmes are in place to ensure successful future management.

Stewardship Responsibility

The Board's fundamental objective is to create value for the shareholders of the Corporation and to protect the value of the Corporation against erosion. The Board's duties and responsibilities are all carried out in a manner consistent with that fundamental objective.

The Board represents, and acts with a view to the best interests of the Corporation and of theshareholders generally. The Board and its individual Directors do not represent any specific constituency or interest group within the Corporation, the shareholders of the Corporation or the communities in which it operates.

The principal duty and responsibility of the Board is to supervise the management of the Corporation. The day-to-day management of the business and affairs is delegated by the Board to the CEO and other executive officers.

The Board's stewardship responsibility is to oversee the conduct of business, to provide leadership and direction to its management, and to set policies. Through the CEO, the Board sets standards of conduct, including the general moral and ethical standards for the conduct of its business.

Specific Responsibilities

In discharging its duties and stewardship responsibility, the Board:

Sets strategic direction, adopts and supervises the strategic planning process, and approves the plans and goals. The CEO and management team have direct responsibility for the ongoing development and implementation of the strategic planning process and the fulfillment of long term goals. These goals are reviewed and approved annually by the Board. The Board monitors the success of management in implementing the approved strategies and plans.

The Board has the following non-exclusive duties and responsibilities:

Identify the principal risks of business and ensures the implementation of appropriate systems to manage these risks. The Board must understand the principal risks of the business and ensure that systems are in place to monitor and manage these risks effectively with a view to the long term viability and success of the Corporation and the interests of its members and shareholders generally.

Appoint, monitor the performance of, and determine the compensation for the CEO and senior management. The Board must ensure that the Corporation has management of the highest calibre. This responsibility is carried out primarily through the appointment of the CEO. On an ongoing basis, the Board will assess the CEO's performance against criteria and objectives established by the Board. In addition to the CEO, the Board appoints and has the ability to remove the Chief Operating Officer, the Chief Financial Officer and the Corporate Secretary, and elects and has the ability to remove the Chairman of the Board.

Adopt procedures to ensure independent functioning of the Board. The Board must put in place appropriate procedures to ensure that the Board is able to function independently of management. This responsibility is fulfilled through the election of a non-executive Chairman, by ensuring that the Directors have an opportunity to discuss issues in the absence of management, and by establishing a process and guidelines to enable individual Directors and Committees of the Board to engage outside advisors. The Board is responsible for defining its relationship with management and for establishing, through the development of clear policies and procedures, specific levels of authority for management.

Ensure integrity of the Corporation's internal control and management information systems. This responsibility includes reviewing and approving historical financial information and ensuring the integrity of the audit system and compliance with applicable accounting principles and laws. The Board must ensure that it receives a flow of historical and non-historical information that provides a base for determining the future prospects and direction of the business.

Adopt and implement a communications policy. The Board must ensure that policies and procedures are in place to enable the Corporation to communicate effectively with its members and shareholders, together with other stakeholders and the public generally. It must also ensure that effective means are available to enable shareholders to communicate with senior management and the Board.

Ensure succession planning is in place. The Board must ensure that adequate and effective succession plans are in place for the CEO and senior management.

Adopt policies that govern the conduct of directors, officers and employees. The Board must ensure that clear and unambiguous policies are in place relating to the conduct of the Directors, officers and all employees and to ensure compliance with all applicable standards, laws and regulations. The Board must adopt procedures to ensure reporting through management of any significant or material breaches of these policies and of improper or questionable conduct. The Board is also responsible for identification and reporting of conflicts of interest whether potential or actual.

The Board shall consider and as appropriate approve:

●
all material public disclosure documents to be issued by the Corporation including annual financial statements, interim financial statements, annual reports, annual information forms and related disclosure including management's discussion and analysis disclosure;

●
an annual business plan for the Corporation prepared by management which shall include operating objectives for the business plan periods as well as strategic objectives such as acquisitions or dispositions of properties;

●	results of operations including operating revenue, operating expenses, general and administrative expenses and income from operations;

●	declare dividends on the outstanding shares of the Corporation including its preferred shares;

●	assess management performance on an on-going basis; and,

●	supervise compliance by the Corporation with respect to applicable laws including compliance with applicable environmental, health, safety and securities laws.

The Board of the Corporation shall appoint Committees from time to time as may be required by law or as may be otherwise desirable in order to carry out their duties and responsibilities.

The Board currently has five standing Committees: Audit; Compensation; Corporate Governance and Nominating; Environmental, Health and Safety; and, Special. Each Committee is comprised of a minimum of three Directors. The Chairman and CEO serve ex-officio on those Committees to which they have not otherwise been elected or appointed. Each Committee also has available to it as resources such members of the Corporation management as may from time to time be determined to be appropriate. The Audit Committee is mandatory under the rules and policies of the Toronto Stock Exchange and applicable securities and corporate policy and legislation. The Committees in addition to the Audit Committee will be determined by the Board as appropriate from time to time. The Board shall determine the authority and mandate of each Committee and shall review same annually.

Operation of the Board

The Board shall meet a minimum of once in each quarter.

The agenda for Board meetings shall contain standing business reporting items. At a prior meeting, or through the office of the Chairman, any Director may request additional items for inclusion on the agenda.

All reports and material for approval by the Board shall be delivered at least 24 hours in advance of a Board meeting in rush circumstances, and 5 days for regular reporting, unless extenuating circumstances, as approved by the Chairman, dictate otherwise.

The presence of a majority of the Directors constitutes a quorum.

Any Director may request an in camera meeting of the Board with no management in attendance if he or she is then serving as a Director and, unless inappropriate, the Corporate Secretary. Requests for such an in-camera meeting shall be made initially to the Chairman, who shall make a determination as to whether or not the requested meeting should be held. If the Chairman determines that the requested meeting should not be held and the Director requesting the meeting is not satisfied with that determination, the Director may make a motion at a meeting of the Board that the requested in-camera meeting be held and the matter shall be resolved by vote of the Board.

Board Information

●	The Directors shall be entitled to unrestricted access to the Corporation's personnel and documents and will be provided with the resources necessary to carry out its responsibilities hereunder.

●
Management of the Corporation shall provide to the Board on a regular basis a report with respect to the ongoing business of the Corporation. Management shall also provide the Directors with, on not less than a quarterly basis, a report with respect to the Corporation's compliance with applicable financial covenants and ratios, the absence of default under material contracts, compliance with tax withholding obligations and a report as to the status of outstanding litigation or other proceedings affecting the Corporation directly or indirectly.

●
The Board shall be provided with an agenda together with relevant background information for each meeting of the Board. Such information shall be made available to the Directors at least three full business days prior to the applicable meeting date.

●	The Directors shall be provided with a Directors' manual containing copies of board related procedures, policies and committee terms of reference.

Control Matters

Management is responsible for designing and implementing appropriate internal controls for the organization. Control, in accordance with the Canadian Institute of Chartered Accountants guidelines, includes appropriate systems to ensure the integrity of financial reporting, due protection and management of the Corporation's assets and the management of manageable business risks. On an annual basis, management will prepare a report on the control environment for review by the Audit Committee and subsequent approval by the Board.

Conflict of Interest

The Board of the Corporation shall ensure that any related party transactions between the Corporation and any of its associates or affiliates are fair and reasonable as required by applicable securities and related laws.

Director Participation

Each member of the Board shall make himself available on reasonable notice to attend board meetings of the Corporation, whether by telephone or whether in person, and shall devote sufficient time and effort as may be required in order to adequately and effectively carry out and conduct the duties of the Directors as herein set out.

The Directors shall provide advice to the Corporation from time to time with respect to equity markets and opportunities for the Corporation.

Each member of the Board shall refrain from any action or conduct that might conflict with the interests of the Corporation.

Schedule "B" to the Information Circular
of Mercator Minerals Ltd.

Long Term Incentive Plan

See attached.

ARTICLE 1
LONG TERM INCENTIVE PLAN

1.1	Purpose, Plan Definitions and Interpretation

1.1.1
The purpose of this Plan is to advance the interests of Mercator by: (a) increasing the proprietary interests of Participants in Mercator; (b) aligning the interests of Participants with the interests of the shareholders of Mercator generally; (c) encouraging Participants to remain associated with Mercator; and (d) furnishing Participants with an additional incentive in their efforts on behalf of Mercator.

1.1.2	In this Plan, the following terms have the following meanings:

(a)	“Account” means a Deferred Share Unit Account or a Restricted Share Unit Account, as applicable;

(b)
“Applicable Law” includes, without limitation, all applicable securities, corporate, tax and other laws, rules, regulations, instruments, notices, blanket orders, decision documents, statements, circulars, procedures and policies including, without limitation, the policies, rules and by-laws of the Exchange;

(c)
“Applicable Withholding Taxes” means any and all taxes and other source deductions or other amounts which Mercator is required by Applicable Law to withhold from any amounts paid or credited to a Participant under the Plan;

(d)	“Award” means an award of Deferred Share Units and/or Restricted Share Units under this Plan;

(e)	“Award Agreement” means the agreement in writing between Mercator and a Participant evidencing the terms and conditions under which an Award has been granted under this Plan;

(f)
“Beneficiary” means, subject to Applicable Law, any person designated by a Participant to receive any amount payable under the Plan in the event of a Participant’s death or, failing designation, the Participant’s estate;

(g)
“Blackout Period” means the period during which the relevant Participant is prohibited from trading in any securities of Mercator due to trading restrictions imposed by Mercator in accordance with its trading policies;

(h)	“Board” means the board of directors of Mercator;

(i)	“Change of Control” means:

(i)
any merger or amalgamation in which voting securities of Mercator possessing more than fifty percent (50%) of the total combined voting power of Mercator’s outstanding securities are transferred to a person or persons different from the persons holding those securities immediately prior to such transaction and the composition of the directors following such transaction is such that the directors of Mercator prior to the transaction constitute less than fifty percent (50%) of the number of directors comprising the Board following the transaction;

(ii)	any acquisition, directly or indirectly, by a person or group of persons of beneficial ownership of voting securities of Mercator possessing more than fifty percent (50%) of the total combined voting power of Mercator’s outstanding securities;

(iii)
any acquisition, directly or indirectly, by a person or group of persons of the right to appoint a majority of the directors of Mercator or otherwise directly or indirectly control the management, affairs and business of Mercator;

(iv)	any sale, transfer or other disposition of all or substantially all of the assets of Mercator;

(v)	a liquidation or dissolution of Mercator; or

(vi)	any transaction or series of transactions involving Mercator or any of its affiliates that the Board in its discretion deems to be a Change of Control;

provided however, that a Change of Control shall not be deemed to have occurred if such Change of Control results solely from the issuance, in connection with a bona fide financing or series of financings by Mercator, of voting securities of Mercator or any rights to acquire voting securities of Mercator which are convertible into voting securities;

(j)	“Compensation Committee” means the Compensation Committee or similar committee of the Board;

(k)	“Consultant” has the meaning ascribed thereto in National Instrument 45-106 or its successor or replacement instrument;

(l)	“Date of Grant” of a Unit means the date such Unit is granted to a Participant under the Plan, as evidenced by an Award Agreement between Mercator and the Participant;

(m)	“Deferred Share Unit” or “DSU” means a unit designated as a Deferred Share Unit representing the right to receive one Share in accordance with the terms set forth in the Plan;

(n)	“Deferred Share Unit Account” has the meaning set forth in Section 4.1.1;

(o)	“Disability” means where the Participant:

(i)
is to a substantial degree unable, due to illness, disease, affliction, mental or physical disability or similar cause, to fulfill his obligations as a director, officer or employee of, or Consultant to, Mercator either for any consecutive 12 month period or for any period of 18 months (whether or not consecutive) in any consecutive 24 month period; or

(ii)	is declared by a court of competent jurisdiction to be mentally incompetent or incapable of managing the Participant’s affairs;

(p)
“DSU Final Payment Date” means, with respect to a Deferred Share Unit granted to a DSU Participant, December 31 of the calendar year following the calendar year in which the DSU Termination Date occurred;

(q)	“DSU Gross Payment” has the meaning set forth in Section 4.3.2(b)(i);

(r)
“DSU Participant” means a Non-Employee Director of Mercator who has been designated by Mercator for participation in the Plan and who has agreed to participate in the Plan and to whom Deferred Share Units have or will be granted hereunder;

(s)
“DSU Termination Date” of a DSU Participant means, the day that the DSU Participant ceases to be a director of Mercator for any reason including, without limiting the generality of the foregoing, as a result of Retirement, death, voluntary or involuntary termination without cause, or permanent disability;

(t)	“DSU Whole Shares” has the meaning set forth in Section 4.3.2(c)(i);

(u)	“Eligible Person” means an officer, director (other than a Non-Employee Director), employee or Consultant of Mercator;

(v)
“Exchange” means the Toronto Stock Exchange or, if the Shares are not then listed and posted for trading on the Toronto Stock Exchange, on such stock exchange in Canada on which such shares are listed and posted for trading as may be selected for such purpose by the Board;

(w)	“Extension Period” has the meaning set forth in Section 3.2.2;

(x)
“Fair Market Value” means, with respect to a Share on any date, the weighted average trading price of the Shares on the Exchange for the five days on which Shares were traded immediately preceding that date; provided that if the Shares are not listed for trading on a stock exchange on such date, the Fair Market Value shall be the price per Share as the Board, acting in good faith, may determine;

(y)
“Insider” means (a) an insider as defined in the Ontario Securities Act, other than a person who falls within that definition solely by virtue of being a director or senior officer of a subsidiary of Mercator, and (b) an associate of any person who is an insider by virtue of (a);

(z)	“ITA” means the Income Tax Act (Canada), R.S.C. 1985, c.1 (5th Supp.), including the regulations promulgated thereunder, as amended from time to time;

(aa)
“Leave of Absence” means any period during which, pursuant to the prior written approval of Mercator or by reason of Disability, the Participant is considered to be on an approved leave of absence or on Disability and does not provide any services to Mercator;

(bb)	“Mercator” means Mercator Minerals Ltd. and, where the context requires it, includes its subsidiaries, affiliates, successors and assigns;

(cc)	“Merger and Acquisition Transaction” means:

(i)	any merger;

(ii)	any acquisition;

(iii)	any amalgamation;

(iv)	any offer for the Shares which, if successful, would entitle the offeror to acquire all of the voting securities of Mercator; or

(v)	any arrangement or other scheme of reorganization;

that results in a Change of Control;

(dd)
“Non-Employee Director” means a director that is not an officer of Mercator or employed by Mercator for purposes of the ITA in any capacity other than as director.  For greater certainty, a non-executive Chairman of the Board shall be considered a Non-Employee Director;

(ee)	“Outstanding Issue” is determined on the basis of the number of Shares that are outstanding immediately prior to the Share issuance in question;

(ff)	“Participant” means a RSU Participant or a DSU Participant, as applicable;

(gg)	“Participant Information” has the meaning set forth in Section 6.6.4(b);

(hh)	“Plan” means this Long Term Incentive Plan as set forth herein, as the same may be amended and varied from time to time;

(ii)	“Restricted Share Unit” or “RSU” means a unit designated as a Restricted Share Unit representing the right to receive one Share in accordance with the terms set forth in the Plan;

(jj)	“Restricted Share Unit Account” has the meaning set forth in Section 3.1.1;

(kk)
“Retirement” means the normal retirement of the Participant from employment with Mercator or the early retirement of the Participant pursuant to any applicable retirement plan of Mercator, all as determined by the Board, acting reasonably;

(ll)
“RSU Final Vesting Date” means, with respect to a Restricted Share Unit granted to a RSU Participant, December 31 of the calendar year which is three (3) years after the calendar year in which the service was performed in respect of which the particular Award was made;

(mm)	“RSU Gross Payment” has the meaning set forth in Section 3.3.2(b)(i);

(nn)
“RSU Participant” means an Eligible Person who has been designated by Mercator for participation in the Plan and who has agreed to participate in the Plan and to whom Restricted Share Units have or will be granted hereunder;

(oo)
“RSU Participant Termination Date” of a RSU Participant means, where the Participant’s employment with or service to Mercator has been terminated, the Participant’s last day of active employment with or service to Mercator, regardless of the reason for the termination of employment or termination of services;

(pp)	“RSU Vesting Date” means, with respect to a Restricted Share Unit granted to a RSU Participant, the date determined in accordance with Section 3.2;

(qq)	“RSU Whole Shares” has the meaning set forth in Section 3.3.2(c)(i);

(rr)	“Share” means a common share in the capital of Mercator;

(ss)	“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(tt)	“Units” means Deferred Share Units and/or Restricted Share Units, as applicable;

(uu)	“U.S. Participant” means a Participant who is a U.S. Person or who is holding or exercising Units in the United States;

(vv)
“U.S. Person” has the meaning set forth in Rule 902(k) of Regulation S under the U.S. Securities Act and generally includes, but is not limited to, any natural person resident in the United States, any partnership or corporation organized under the laws of the United States and any estate or trust of which any executor, administrator or trustee is a U.S. Person;

(ww)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

(xx)	“Vested Deferred Share Units” has the meaning set forth in Section 4.2.1;

(yy)	“Vested Restricted Share Units” has the meaning set forth in Section 3.2.4; and

(zz)	“Vested Units” mean Vested Deferred Share Units and/or Vested Restricted Share Units, as applicable.

In this Plan, unless the context requires otherwise, words importing the singular number may be construed to extend to and include the plural number, and words importing the plural number may be construed to extend to and include the singular number.

ARTICLE 2
GRANT OF UNITS

2.1	Grant of Units

2.1.1
Subject to the terms of the Plan, the Board may make grants of Deferred Share Units to DSU Participants and Restricted Share Units to RSU Participants in such number, at such times and on such terms and conditions, as the Board may, in its sole discretion, determine and thereafter Mercator shall provide an Award Agreement to each Participant; provided that:

(a)
the maximum number of Shares Mercator is entitled to issue from treasury under the Plan for payments in respect of Awards of Deferred Share Units to DSU Participants is 1,000,000 Shares and for payments in respect of Awards of Restricted Share Units to RSU Participants is 2,000,000 Shares; and

(b)
under no circumstances shall this Plan, together with all of Mercator's other previously established or proposed stock options, restricted share units, deferred share units, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Shares, result, at any time, in:

(i)	the number of Shares reserved for issuance to Insiders exceeding 10% of the Outstanding Issue;

(ii)	the issuance to Insiders, within a one year period, of a number of Shares exceeding 10% of the Outstanding Issue; or

(iii)	the issuance to any one Insider and such Insider's associates, within a one year period, of a number of Shares exceeding 5% of the Outstanding Issue.

2.1.2
Awards that are Restricted Share Units may only be granted to RSU Participants and Awards that are Deferred Share Units may only be granted to DSU Participants; provided that the participation in the Plan is voluntary. In determining the Participants to whom Awards may be granted and the number of Restricted Share Units and Deferred Share Units to be awarded pursuant to each Award, the Board may take into account the following factors:

(a)	compensation data for comparable benchmark positions among Mercator’s competitors;

(b)	the duties and seniority of the Participant;

(c)	the performance of the Participant in the prior year relative to the performance measures of Mercator for the relevant performance period;

(d)	individual and/or departmental contributions and potential contributions to the success of Mercator; and

(e)	such other factors as the Board shall deem relevant in connection with accomplishing the purposes of the Plan.

2.1.3
The Board may at any time appoint the Compensation Committee to, among other things, interpret, administer and implement this Plan on behalf of the Board in accordance with such terms and conditions as the Board may prescribe, consistent with this Plan.  The Board will take such steps that in its opinion are required to ensure that the Compensation Committee has the necessary authority to fulfill its functions under this Plan.

2.1.4
All grants of Deferred Share Units and Restricted Share Units under this Plan will be evidenced by Award Agreements.  Any one executive officer of Mercator is authorized and empowered to execute and deliver, for and on behalf of Mercator, an Award Agreement to each Participant.

2.2	Forfeited Units

2.2.1
For greater certainty, no Participant shall have any entitlement to receive any payment in respect of any Units which have been forfeited under this Plan, by way of damages, payment in lieu or otherwise.

ARTICLE 3
RESTRICTED SHARE UNITS

3.1	Restricted Share Unit Grants and Accounts

3.1.1
An Account, to be known as a “Restricted Share Unit Account”, shall be maintained by Mercator for each RSU Participant that has been granted Restricted Share Units.  On each Date of Grant, the Account will be credited with the Restricted Share Units granted to a RSU Participant on that date.

3.1.2
The establishment of the Plan in respect of Restricted Share Units shall be an unfunded obligation of Mercator.  Neither the establishment of the Plan in respect of Restricted Share Units nor the grant of any Restricted Share Units or the setting aside of any funds by Mercator (if, in its sole discretion, it chooses to do so) shall be deemed to create a trust.  Legal and equitable title to any funds set aside for the purposes of the Plan in respect of Restricted Share Units shall remain in Mercator and no RSU Participant shall have any security or other interest in such funds.  Any funds so set aside shall remain subject to the claims of creditors of Mercator present or future.  Amounts payable to any RSU Participant under the Plan in respect of Restricted Share Units shall be a general, unsecured obligation of Mercator.  The right of the RSU Participant or Beneficiary to receive payment pursuant to the Plan in respect of Restricted Share Units shall be no greater than the right of other unsecured creditors of Mercator.

3.2	Vesting

3.2.1	Subject to Sections 3.2.2 and 3.2.3 and unless otherwise approved by the Board and provided in the applicable Award Agreement, a Restricted Share Unit granted under this Plan shall vest as follows:

(a)	as to 33⅓% of the Restricted Share Units with respect to such Award, on the first anniversary of the Date of Grant;

(b)	as to 33⅓% of the Restricted Share Units with respect to such Award, on the second anniversary of the Date of Grant;

(c)	as to 33⅓% of the Restricted Share Units with respect to such Award, on the third anniversary of the Date of Grant;

provided; however, that all Restricted Share Units granted under a particular Award shall vest on or before the RSU Final Vesting Date for such Restricted Share Units.

3.2.2
Subject to Section 3.2.3, in the event that a RSU Vesting Date for a Restricted Share Unit granted under this Plan occurs within a Blackout Period or within five business days after a Blackout Period, the RSU Vesting Date for such Restricted Share Unit shall be ten business days after the date the Blackout Period ends (the "Extension Period"); provided that if an additional Blackout Period is subsequently imposed by Mercator during the Extension Period, then such Extension Period shall be deemed to commence following the end of such additional BlackoutPeriod to enable the RSU Vesting Date for such Restricted Share Unit to be ten business days after the end of the last imposed Blackout Period.

3.2.3
If any Applicable Law, including any law in respect of a Blackout Period, would apply at any particular time to prevent payment in respect of a Restricted Share Unit pursuant to Section 3.3.1 to be made on or before the RSU Final Vesting Date for such Restricted Share Unit, then the RSU Vesting Date for such Restricted Share Unit will be accelerated by the Board to ensure that such payment is made on or before the RSU Final Vesting Date for such Restricted Share Unit.

3.2.4
All Restricted Share Units recorded in a RSU Participant’s Restricted Share Unit Account which have vested in accordance with this Plan and are not forfeited hereunder by the Participant on the RSU Participant Termination Date are referred to herein as “Vested Restricted Share Units”.

3.2.5
For greater certainty, no RSU Participant nor any Beneficiary or other person claiming through a RSU Participant shall be entitled to any benefit hereunder in respect of any Restricted Share Units that are not Vested Restricted Share Units.

3.2.6
Notwithstanding anything else herein contained, Mercator may, in its discretion, at any time permit the acceleration of vesting of any or all Restricted Share Units, all in the manner and on the terms as may be authorized by the Board.

3.3	Payment in Respect of Restricted Share Units

3.3.1
Payment in respect of an Award of a Restricted Share Unit granted to a RSU Participant shall become payable on each RSU Vesting Date for such Restricted Share Unit in accordance with Section 3.3.2; provided, however that all payments under a particular Award shall be made on or before the RSU Final Vesting Date for such Restricted Share Unit.

3.3.2	On each RSU Vesting Date in respect of an Award of Restricted Share Units granted to a RSU Participant:

(a)
Mercator shall decide, in its sole discretion, to make all payments in respect of an Award of a Restricted Share Unit to a RSU Participant in cash, in Shares issued from treasury, or in a combination of cash and Shares issued from treasury, in the manner described in this Section 3.3.2;

(b)
where Mercator decides to make all payments in respect of an Award of a Restricted Share Unit to a RSU Participant in cash, Mercator shall pay to the RSU Participant a cash amount equal to the amount by which:

(i)
the product that results by multiplying: (A) the number of Restricted Share Units credited to the RSU Participant’s Restricted Share Unit Account as at the RSU Vesting Date that are Vested Restricted Share Units; by (B) the Fair Market Value of a Share on the RSU Vesting Date or (such amount referred to as the “RSU Gross Payment”); exceeds

(ii)	all Applicable Withholding Taxes in respect of such payment;

(c)	where Mercator decides to make all payments in respect of an Award of a Restricted Share Unit to a RSU Participant in Shares issued from treasury, Mercator shall:

(i)
determine the number of whole Shares that the RSU Participant has the right to receive under such Award (the “RSU Whole Shares”) as the quotient (rounded down to the nearest whole number) obtained by dividing: (A) the RSU Gross Payment; by (B) the Fair Market Value of a Share determined on the date of issuance;

(ii)	subject to Section 3.3.2(e), issue that number of Shares from treasury that is equal to the number of RSU Whole Shares determined under Section 3.3.2(c)(i); and

(iii)
pay to the RSU Participant a cash amount equal to the amount by which the RSU Gross Payment exceeds the Fair Market Value of the RSU Whole Shares on the date of issuance, net of any Applicable Withholding Taxes;

(d)	where Mercator decides to make payments in respect of an Award of a Restricted Share Unit to a RSU Participant in a combination of cash and Shares issued from treasury, Mercator shall:

(i)	issue from treasury a number of Shares not to exceed the number that would be issued if Section 3.3.2(c) applied; and

(ii)
pay to the RSU Participant a cash amount equal to the amount by which the RSU Gross Payment exceeds the Fair Market Value on the date of issuance of the Shares issued from treasury, net of any Applicable Withholding Taxes; and

(e)
where Mercator decides to make any payments in respect of an Award of a Restricted Share Unit to a RSU Participant in Shares issued from treasury, Mercator shall have the right to withhold, or to require the RSU Participant to remit to Mercator, an amount sufficient to satisfy any Applicable Withholding Taxes. For greater certainty, Mercator may decide in its sole discretion to satisfy any Applicable Withholding Taxes by withholding from the Shares otherwise deliverable to the RSU Participant such number of Shares having a value, determined as of the date that the withholding tax obligation arises, equal to the amount of the total withholding tax obligation.

3.4	Dividends Paid on Shares

3.4.1
Subject to Section 3.4.2, in the event Mercator pays a dividend on the Shares subsequent to the granting of an Award, the number of Restricted Share Units relating to such Award (the “Original RSU”) shall be increased by an amount equal to:

(a)
the product of: (i) the aggregate number of Original RSUs held by the RSU Participant on the record date for such dividend; and (ii) the per Share amount of such dividend (or, in the case of any dividend payable in property other than cash, the per Share fair market value of such property as determined by the Board), divided by

(b)	the Fair Market Value of a Share calculated as of the date that is three days prior to the record date for the dividend.

3.4.2
In the event that Mercator pays a dividend on the Shares in additional Shares, the number of Original RSUs shall be increased by a number equal to the product of: (a) the aggregate number of Original RSUs held by the RSU Participant on the record date of such dividend; and (b) the number of Shares (including any fraction thereof) payable as a dividend on one Share.

3.5	Termination of Employment or Leave of Absence

3.5.1
Subject to Section 3.2.1 and the provisions of any applicable Award Agreement, upon the RSU Participant ceasing to be an Eligible Person due to involuntary termination with cause or voluntary termination by the RSU Participant, all Restricted Share Units previously credited to such RSU Participant’s Restricted Share Unit Account which did not become Vested Restricted Share Units on or prior to the RSU Participant Termination Date shall be terminated and forfeited as of the RSU Participant Termination Date.

3.5.2
Upon the RSU Participant ceasing to be an Eligible Person by reason of involuntary termination without cause, death, total or permanent long-term disability (as reasonably determined by the Board) or Retirement of the RSU Participant, any Restricted Share Units previously credited to such RSU Participant’s Restricted Share Unit Account which did not become Vested Restricted Share Units on or prior to the RSU Participant Termination Date, shall continue to vest in accordance with their terms and pursuant to Section 3.2.1 or, at the discretion of the Board, be terminated and forfeited as of the RSU Participant Termination Date.

3.5.3
Upon a RSU Participant commencing a Leave of Absence, unless otherwise determined by the Board in its sole discretion, any Restricted Share Units previously credited to such RSU Participant’s Restricted Share Unit Account shall continue to vest in accordance with their terms pursuant to Section 3.2.1.

3.5.4
If the relationship of the RSU Participant with Mercator is terminated for any reason prior to the vesting of the Restricted Share Units, whether or not such termination is with or without notice, adequate notice or legal notice or is with or without legal or just cause, the RSU Participant’s rights shall be strictly limited to those provided for in this Section 3.5, or as otherwise provided in the applicable Award Agreement between the RSU Participant and Mercator.  Unless otherwise specifically provided in writing, the RSU Participant shall have no claim to, or in respect of, any Restricted Share Units which may have or would have vested had due notice of termination of employment been given, nor shall the RSU Participant have any entitlement to damages or other compensation or any claim for wrongful termination or dismissal in respect of any Restricted Share Units or loss of profit or opportunity which may have or would have vested or accrued to the RSU Participant if such wrongful termination or dismissal had not occurred or if due notice of termination had been given.  This provision shall be without prejudice to the RSU Participant’s rights to seek compensation for lost employment income or lost employment benefits (other than those accruing under or in respect of the Plan or any Restricted Share Units) in the event of any alleged wrongful termination or dismissal.

ARTICLE 4
DEFERRED SHARE UNITS

4.1	Deferred Share Unit Grants and Accounts

4.1.1
An Account, to be known as a “Deferred Share Unit Account”, shall be maintained by Mercator for each DSU Participant that has been granted Deferred Share Units.  On each Date of Grant, the Account will be credited with the Deferred Share Units granted to a DSU Participant on that date.

4.1.2
The establishment of the Plan in respect of Deferred Share Units shall be an unfunded obligation of Mercator.  Neither the establishment of the Plan in respect of Deferred Share Units nor the grant of any Deferred Share Units or the setting aside of any funds by Mercator (if, in its sole discretion, it chooses to do so) shall be deemed to create a trust.  Legal and equitable title to any funds set aside for the purposes of the Plan in respect of Deferred Share Units shall remain in Mercator and no DSU Participant shall have any security or other interest in such funds.  Any funds so set aside shall remain subject to the claims of creditors of Mercator present or future.  Amounts payable to any DSU Participant under the Plan in respect of Deferred Share Units shall be a general, unsecured obligation of Mercator.  The right of the DSU Participant or Beneficiary to receive payment pursuant to the Plan in respect of Deferred Share Units shall be no greater than the right of other unsecured creditors of Mercator.

4.2	Vesting

4.2.1
All Deferred Share Units recorded in a DSU Participant’s Deferred Share Unit Account shall vest on the DSU Participant’s DSU Termination Date and shall be referred to herein as “Vested Deferred Share Units” as of that date, unless otherwise determined by the Board at its sole discretion.

4.2.2	DSU Participants will not have any right to receive any benefit under the Plan in respect of a Deferred Share Unit until the DSU Termination Date.

4.3	Payment in Respect of Deferred Share Units

4.3.1
Payment in respect of an Award of a Deferred Share Unit granted to a DSU Participant shall become payable on the DSU Termination Date of the DSU Participant in the amount and in the manner referred to in Section 4.3.2.  All payments to be made by Mercator in respect of a Deferred Share Unit in Shares issued from treasury shall occur on the DSU Termination Date and all payments to be made by Mercator in respect of a Deferred Share Unit in cash shall occur on or before the DSU Final Payment Date for such Deferred Share Unit.

4.3.2	On the DSU Termination Date in respect of an Award of Deferred Share Units granted to a DSU Participant:

(a)	Mercator shall decide, in its sole discretion, to make all payments in respect of an Award of a Deferred Share Unit to a DSU Participant in cash, in Shares issued from treasury, or in a combination of cash and Shares issued from treasury, in the manner described in this Section 4.3.2;

(b)
where Mercator decides to make all payments in respect of an Award of a Deferred Share Unit to a DSU Participant in cash, Mercator shall pay to the DSU Participant a cash amount equal to the amount by which:

(i)
the product that results by multiplying: (A) the number of Deferred Share Units credited to the DSU Participant’s Deferred Share Unit Account as at the DSU Termination Date that are Vested Deferred Share Units; by (B) the Fair Market Value of a Share on the DSU Termination Date (such amount referred to as the “DSU Gross Payment”); exceeds

(ii)	all Applicable Withholding Taxes in respect of such payment;

(c)	where Mercator decides to make all payments in respect of an Award of a Deferred Share Unit to a DSU Participant in Shares issued from treasury, Mercator shall:

(i)
determine the number of whole Shares that the DSU Participant has the right to receive under such Award (the “DSU Whole Shares”) as the quotient (rounded down to the nearest whole number) obtained by dividing: (A) the DSU Gross Payment; by (B) the Fair Market Value of a Share determined on the date of issuance;

(ii)	subject to Section 4.3.2(e), issue that number of Shares from treasury that is equal to the number of DSU Whole Shares determined under Section 4.3.2(c)(i); and

(iii)
pay to the DSU Participant a cash amount equal to the amount by which the DSU Gross Payment exceeds the Fair Market Value of the DSU Whole Shares on the date of issuance, net of any Applicable Withholding Taxes;

(d)	where Mercator decides to make payments in respect of an Award of a Deferred Share Unit to a DSU Participant in a combination of cash and Shares issued from treasury, Mercator shall:

(i)	issue from treasury a number of Shares not to exceed the number that would be issued if Section 4.3.2(c) applied; and

(ii)
pay to the DSU Participant a cash amount equal to the amount by which the DSU Gross Payment exceeds the Fair Market Value on the date of issuance of the Shares issued from treasury, net of any Applicable Withholding Taxes; and

(e)
where Mercator decides to make any payments in respect of an Award of a Deferred Share Unit to a DSU Participant in Shares issued from treasury, Mercator shall have the right to withhold, or to require the DSU Participant to remit to Mercator, an amount sufficient to satisfy any Applicable Withholding Taxes. For greater certainty, Mercator may decide in its sole discretion to satisfy any Applicable Withholding Taxes by withholding from the Shares otherwise deliverable to the DSU Participant such number of Shares having a value, determined as of the date that the withholding tax obligation arises, equal to the amount of the total withholding tax obligation.

4.3.3
For greater certainty, no amount will be paid to, or in respect of, a DSU Participant under the Plan or pursuant to any other arrangement, and no other Deferred Share Units will be granted to such DSU Participant to compensate for a reduction in the fair market value of a Share, nor will any other form of benefit be conferred upon, or inrespect of, a DSU Participant for such purpose.

4.4	Dividends Paid on Shares

4.4.1
Subject to Section 4.4.2, in the event Mercator pays a dividend on the Shares subsequent to the granting of an Award, the number of Deferred Share Units relating to such Award (the “Original DSU”) shall be increased by an amount equal to:

(a)
the product of: (i) the aggregate number of Original DSUs held by the DSU Participant on the record date for such dividend; and (ii) the per Share amount of such dividend (or, in the case of any dividend payable in property other than cash, the per Share fair market value of such property as determined by the Board); divided by

(b)	the Fair Market Value of a Share calculated as of the date that is three days prior to the record date for the dividend.

4.4.2
In the event that Mercator pays a dividend on the Shares in additional Shares, the number of Original DSUs shall be increased by a number equal to the product of: (a) the aggregate number of Original DSUs held by the DSU Participant on the record date of such dividend; and (b) the number of Shares (including any fraction thereof) payable as a dividend on one Share.

ARTICLE 5
ADJUSTMENTS AND MERGER AND ACQUISITION TRANSACTIONS

5.1	Adjustments

5.1.1
Appropriate adjustments to this Plan and to Awards shall be made, and shall be conclusively determined, by the Board to give effect to adjustments in the number of Shares resulting from subdivisions, consolidations, substitutions, reorganizations or reclassifications of the Shares, the payment of stock dividends by Mercator (other than dividends in the ordinary course) or other changes in the capital of Mercator or from a Merger and Acquisition Transaction.  Any dispute that arises at any time with respect to any such adjustment will be conclusively determined by the Board, and any such determination will be binding on Mercator, the Participant and all other affected parties.

5.2	Merger and Acquisition Transactions

5.2.1	In the event of a Merger and Acquisition Transaction or proposed Merger and Acquisition Transaction:

(a)
the Board shall, in an appropriate and equitable manner, determine any adjustment to the number and type of Shares (or other securities or other property) that thereafter shall be made the subject of Awards;

(b)	the Board shall, in an appropriate and equitable manner, determine the number and type of Shares (or other securities or other property) subject to outstanding Awards;

(c)
the Board shall, in an appropriate and equitable manner, determine the acquisition price with respect to settlement or payment of any Award; provided, however, that the number of Shares covered by any Award or to which such Award relates shall always be a whole number;

(d)
the Board shall, in an appropriate and equitable manner, determine the manner in which all unvested Awards granted under this Plan will be treated including, without limitation, requiring the acceleration of the time for the vesting of such Awards by the Participants, the time for the fulfilment of any conditions or restrictions on such exercise, and the time for the expiry of such rights;

(e)
the Board or any company which is or would be the successor to Mercator or which may issue securities in exchange for Shares upon the Merger and Acquisition Transaction becoming effective may offer any Participant the opportunity to obtain a new or replacement award for securities into which the Shares are changed or are convertible or exchangeable, on a basis proportionate to the number of Shares issuable under the Award (and otherwise substantially upon the terms of the Award being replaced, or upon terms no less favourable to the Participant) including, without limitation, the periods during which the Award may be exercised and expiry dates; and in such event, the Participant shall, if he accepts such offer, be deemed to have released his Award and such Award shall be deemed to have lapsed and be cancelled; and

(f)
the Board may commute for or into any other security or any other property or cash, any Award that is still capable of being exercised, upon giving to the Participant to whom such Award has been granted at least 30 days' written notice of its intention to commute such Award, and during such period of notice, the Award, to the extent it has not been exercised, may be exercised by the Participant without regard to any vesting conditions attached thereto, and on the expiry of such period of notice, the unexercised portion of the Award shall lapse and be cancelled.

Subsections (a) through (f) of this Section 5.2.1 may be utilized independently of, successively with, or in combination with each other and Section 5.1.1 and nothing therein contained shall be construed as limiting or affecting the ability of the Board to deal with Awards in any other manner.  All determinations by the Board under this Article 5 will be final, binding and conclusive for all purposes.

5.2.2
The Board may, in its sole discretion, cancel any or all outstanding Awards and pay to the holders of any such Awards that are otherwise vested, in cash, the value of such Awards based upon the price per share of capital stock received or to be received by other shareholders of the Corporation in such event.

5.2.3
The grant of any Awards under this Plan will in no way affect Mercator’s right to adjust, reclassify, reorganize or otherwise change its capital or business structure, to complete a Merger and Acquisition Transaction or to merge, amalgamate, reorganize, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets or engage in any like transaction.

5.2.4
No adjustment or substitution provided for in this Article 5 will require Mercator to issue a fractional share in respect of any or other Awards and the total substitution or adjustment with respect to each Award will be limited accordingly.

ARTICLE 6
ADMINISTRATION

6.1	Administration

6.1.1
The Plan shall be administered by Mercator in accordance with the provisions hereof.  All costs and expenses of administering the Plan will be paid by Mercator.  Mercator may, from time to time, establish administrative rules and regulations and prescribe forms or documents relating to the operation of the Plan as it may deem necessary to implement or further the purpose of the Plan and amend or repeal such rules and regulations or forms or documents.  In administering the Plan, the Board or the Compensation Committee may seek recommendations from the Chairman, Chief Executive Officer or Chief Financial Officer of Mercator or such other advisors as they deem appropriate.  The Board may also delegate to the Compensation Committee or any director, officer or employee of Mercator such duties and powers relating to the Plan as it may see fit.  Mercator may also appoint or engage a trustee, custodian or administrator to administer or implement the Plan.

6.1.2
Mercator shall keep or cause to be kept such records and accounts as may be necessary or appropriate in connection with the administration of the Plan and the discharge of its duties.  At such times as Mercator shall determine, Mercator shall furnish the Participant with a statement setting forth the details of his or her Units including Date of Grant and the Vested Units held by each Participant.

6.1.3	(a)	Any notice, statement, certificate or other instrument required or permitted to be given to a Participant or any person claiming or deriving any rights through him or her shall be given by:

(i)	delivering it personally to the Participant or to the person claiming or deriving rights through him or her, as the case may be;

(ii)
other than in the case of a delivery of Shares, sending it to the Participant via facsimile or similar means of electronic transmission to the facsimile or e-mail address which is maintained for the Participant in Mercator’s personnel records; or

(iii)	mailing it postage paid (provided that the postal service is then in operation) or delivering it to the address which is maintained for the Participant in Mercator’s personnel records.

(b)
Any notice, statement, certificate or other instrument required or permitted to be given to Mercator shall be given by mailing it postage paid (provided that the postal service is then in operation), delivering it to Mercator at its principal address, or (other than in the case of a payment) sending it by means of facsimile or similar means of electronic transmission, to the attention of Mercator.

(c)
Any notice, statement, certificate or other instrument referred to in Section 6.1.3(a) or 6.1.3(b), if delivered, shall be deemed to have been given or delivered on the date on which it was delivered, if mailed (provided that the postal service is then in operation), shall be deemed to have been given or delivered on the second business day following the date on which it was mailed and if by facsimile or similar means of electronic transmission, on the next business day following transmission.

6.2	Amendments

6.2.1
Mercator retains the right without shareholder approval (i) to amend the Plan or any Restricted Share Units or Deferred Share Units from time to time to (A) make amendments of a grammatical, typographical, clerical and administrative nature and any amendments required by a regulatory authority, (B) change vesting provisions of the Plan or any Restricted Share Units or Deferred Share Units or (C) make any other amendments of a non-material nature; or (ii) to suspend, terminate or discontinue the terms and conditions of the Plan and the Restricted Share Units and Deferred Share Units granted hereunder by resolution of the Board, provided that:

(a)
no such amendment to the Plan shall cause the Plan in respect of Restricted Share Units to cease to be a plan described in paragraph (k) of the definition of “salary deferral arrangement” in subsection 248(1) of the ITA or any successor to such provision;

(b)	no such amendment to the Plan shall cause the Plan in respect of Deferred Share Units to cease to be a plan described in regulation 6801(d) of the ITA or any successor to such provision; and

(c)	any amendment shall be subject to the prior consent of any applicable regulatory bodies, including the Exchange, as may be required.

6.2.2
Any amendment to the Plan made in accordance with Section 6.2.1(i)(B) or 6.2.1(ii) shall take effect only with respect to Awards granted after the effective date of such amendment, provided that it may apply to any outstanding Award with the mutual consent of Mercator and the Participants to whom such Awards have been granted.

6.2.3
Any amendment to the Plan other than as described in Section 6.2.1 shall require the approval of the shareholders of Mercator given by the affirmative vote of a majority of the common shares (or, where required, "disinterested" shareholder approval) represented at a meeting of the shareholders of Mercator at which a motion to approve the Plan or an amendment to the Plan is presented.  Specific amendments requiring shareholder approval include:

(a)	to increase the number of Shares reserved in respect of RSUs or DSUs;

(b)	to change the definition of RSU Participants or DSU Participants;

(c)	to permit RSUs or DSUs to be transferred otherwise than by testamentary disposition or in accordance with the laws governing the devolution of property in the event of death;

(d)	to permit awards other than RSUs and DSUs under the Plan; and

(e)	to amend this Section 6.2.3 so as to increase the ability of the Board to amend the Plan without shareholder approval.

6.3	Currency

6.3.1	All payments and benefits under the Plan shall be determined and paid in the lawful currency of Canada.

6.4	Beneficiaries and Claims for Benefits

6.4.1
Subject to the requirements of Applicable Law, a Participant shall designate in writing a Beneficiary to receive any benefits that are payable under the Plan upon the death of such Participant.  The Participant may, subject to Applicable Law, change such designation from time to time.  Such designation or change shall be in such form and executed and filed in such manner as the Board may from time to time determine.

6.5	Representations and Covenants of Participants

6.5.1	Each Award Agreement will contain representations and covenants of the Participant that:

(a)	in respect of a RSU Participant, the RSU Participant is an Eligible Person;

(b)	in respect of a DSU Participant, the DSU Participant is a Non-Employee Director of Mercator;

(c)	the Participant has not been induced to enter into such Award Agreement by the expectation of employment or continued employment with Mercator;

(d)
the Participant is aware that the grant of the Award is exempt from the obligation under applicable securities laws to file a prospectus or other registration document qualifying the distribution of the Shares to be distributed thereunder under any applicable securities laws and that any Shares issued under the Plan or an Award may contain required restrictive legends; and

(e)
upon vesting of an Award which is settled in Shares, the Participant or their legal representative, as the case may be, will prior to and upon any sale or disposition of any Shares received pursuant to an Award, comply with all Applicable Law.

6.6	General

6.6.1
The transfer of an employee within Mercator shall not be considered a termination of employment for the purposes of the Plan, so long as such Participant continues to be a director or employee of Mercator.

6.6.2
The determination by the Board of any question which may arise as to the interpretation or implementation of the Plan or any of the Units granted hereunder shall be final and binding on all Participants and other persons claiming or deriving rights through any of them.

6.6.3
The Plan shall enure to the benefit of and be binding upon Mercator and its successors and assigns.  The interest of any Participant under the Plan in any Unit shall not be transferable or alienable by the Participant either by pledge, assignment or in any other manner whatever, otherwise than by testamentary disposition or in accordance with the laws governing the devolution of property in the event of death; and after the Participant’s lifetime shall enure to the benefit of and be binding upon the Participant’s Beneficiary.

6.6.4	(a)	Mercator’s grant of any Units hereunder is subject to compliance with Applicable Law.

(b)
As a condition of participating in the Plan, each Participant agrees to comply with all such Applicable Law and agrees to furnish to Mercator all information and undertakings as may be required to permit compliance with such Applicable Law.  Each Participant shall provide the Board with all information (including personal information) the Board requires in order to administer the Plan (the “Participant Information”).

(c)
Mercator may, without amending the Plan, modify the terms of Restricted Share Units and Deferred Share Units granted to Participants who provide services to Mercator from outside of Canada in order to comply with the Applicable Laws of such foreign jurisdictions. Any such modification to the terms of Restricted Share Units or Deferred Share Units with respect to a particular Participant shall be reflected in the Award Agreement for such Participant.

(d)
The terms of the Plan and Restricted Share Units and Deferred Share Units granted hereunder to Participants subject to taxation on employment income under the United States Internal Revenue Code of 1986, as amended, shall be determined by taking into consideration the provisions applicable to such persons as set forth in Schedule “A” hereto.

(e)	The Board may from time to time transfer or provide access to Participant Information to a third party service provider for purposes of the administration of the Plan provided that such service providers will be provided with such information for the sole purpose of providing services to the Board in connection with the operation and administration of the Plan.  The Board may also transfer and provide access to Participant Information to Mercator for purposes of preparing financial statements or other necessary reports and facilitating payment or reimbursement of Plan expenses.  By participating in the Plan, each Participant acknowledges that Participant Information may be so provided and agrees and consents to its provision on the terms set forth herein.  Mercator shall not disclose Participant Information except (i) as contemplated above in this Section 6.6.3(e) and in Section 6.6.8, (ii) in response to regulatory filings or other requirements for the information by a governmental authority or regulatory body, or (iii) for the purpose of complying with a subpoena, warrant or other order by a court, person or body having jurisdiction over Mercator to compel production of the information.

6.6.5
Nothing herein or otherwise shall be construed so as to confer on any Participant any rights as a shareholder of Mercator with respect to any Shares reserved for the purpose of any Award, including for greater certainty, no Award shall confer any entitlement as to dividends or voting rights on a Participant.

6.6.6
Neither designation as a Participant nor the grant of any Units to any Participant entitles any Participant to any additional grant of any Units under the Plan.  Neither the Plan nor any action taken hereunder shall interfere with the right of Mercator to terminate a Participant’s employment, if applicable, at any time.  Neither any period of notice, if any, nor any payment in lieu thereof, upon termination of employment shall be considered as extending the period of employment for the purposes of the Plan.

6.6.7	Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect any person’s relationship with Mercator.

6.6.8	By participating in the Plan, the Participant agrees, acknowledges and consents to:

(a)
the disclosure to Mercator and applicable directors, officers, employees, Consultants, representatives and agents of Mercator, the Exchange and all tax, securities and other regulatory authorities of all Participant Information;

(b)
the collection, use and disclosure of such personal information by the persons described in (a) above of all Participant Information in accordance with their requirements, including the provision to third party service providers, from time to time.

6.6.9
Nothing contained in this Plan will restrict or limit or be deemed to restrict or limit the right or power of the Board in connection with any allotment and issuance of Shares which are not allotted and issued under this Plan including, without limitation, with respect to other compensation arrangements.

6.6.10
This Plan is established under the laws of the Province of British Columbia and the rights of all parties and the construction of each and every provision of the Plan and any Units granted hereunder shall be construed according to the laws of the Province of British Columbia.

ARTICLE 7
United States Securities Laws
(U.S. Participants)

7.1.1
Neither the Units, which may be granted pursuant to the provisions of the Plan, nor the Shares which may be received pursuant to the vesting of Units have been registered under the U.S. Securities Act or under any securities law of any state of the United States of America, unless

Mercator has made a determination to register such Shares or Units.  Accordingly, any Participant who is or becomes a U.S. Participant, who is granted Units in the United States, who is a resident of the United States or who is otherwise subject to the U.S. Securities Act or the securities laws of any state of the United States shall by acceptance of the Units be deemed to represent, warrant, acknowledge and agree that:

(a)	the Participant is receiving the Units and any Shares upon the vesting of such Units as principal and for the account of the Participant;

(b)
in granting the Units and issuing the Shares to the Participant upon the vesting of such Units, Mercator is relying on the representations and warranties of the Participant contained in this Plan relating to the Units to support the conclusion of Mercator that the granting of the Units and the issue of Shares upon the vesting of such Units do not require registration under the U.S. Securities Act or to be qualified under the securities laws of any state of the United States of America;

(c)	each certificate representing shares issued upon the vesting of such Units to a U.S. Participant shall bear the following legends:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”).  THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE LAWS AND REGULATIONS GOVERNING THE OFFER AND SALE OF SECURITIES, AND THE HOLDER HAS, PRIOR TO SUCH SALE, FURNISHED TO THE COMPANY AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE COMPANY.  DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

provided that if such Shares are being sold outside the United States of America in compliance with the requirements of Rule 904 of Regulation S under the U.S. Securities Act the foregoing legends may be removed by providing a written declaration by the holder to the registrar and transfer agent for the Shares to the following effect:

"The undersigned (A) acknowledges that the sale of ____________________common shares represented by Certificate Number(s) ________________________, to which this declaration relates, is being made in reliance on Rule 904 of Regulation S (“Regulation S”) under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and (B) certifies that (1) the undersigned is not an "affiliate" (as defined in Rule 405 under the U.S. Securities Act) of the

Company or a "distributor", as defined in Regulation S, or an affiliate of a "distributor"; (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of a “designated offshore securities market” within the meaning of Rule 902(b) of Regulation S under the U.S. Securities Act, and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States; (3) neither the seller nor any person acting on its behalf engaged in any directed selling efforts in connection with the offer and sale of such securities; (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act); (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of Regulation S under the U.S. Securities Act with fungible unrestricted securities; and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or a scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings as used in Regulation S.”;

(d)
other than as contemplated by subsection (c) of this Section 7.1.1, prior to making any disposition of any Shares acquired pursuant to the vesting of such Units which might be subject to the requirements of the U.S. Securities Act, the U.S. Participant shall give written notice to Mercator describing the manner of the proposed disposition and containing such other information as is necessary to enable counsel for Mercator to determine whether registration under the U.S. Securities Act or qualification under any securities laws of any state of the United States of America is required in connection with the proposed disposition and whether the proposed disposition is otherwise in compliance with such legislation and the regulations thereto;

(e)
other than as contemplated by subsection (c) of this Section 7.1.1, the U.S. Participant will not attempt to effect any disposition of the Shares owned by the U.S. Participant and acquired pursuant to the vesting of such Units or of any interest therein which might be subject to the requirements of the U.S. Securities Act in the absence of an effective registration statement relating thereto under the U.S. Securities Act or an opinion of counsel satisfactory in form and substance to counsel for Mercator that such disposition would not constitute a violation of the U.S. Securities Act or any securities laws of any state of the United States and then will only dispose of such Shares in the manner so proposed;

(f)
Mercator may place a notation on the records of the Company to the effect that none of the Shares received by the U.S. Participant pursuant to the vesting of such Units shall be transferred unless the provisions of the Plan have been complied with; and

(g)
the effect of these restrictions on the disposition of the Shares received by the U.S. Participant pursuant to the vesting of such Units is such that the U.S. Participant may not be able to sell or otherwise dispose of such Shares for a considerable length of time in a transaction which is subject to the provisions of the U.S. Securities Act other than as contemplated by subsection (c) of this Section 7.1.1.

Schedule A
Special Provisions Applicable to Participants Subject to Section 409A of the United States Internal
Revenue Code

This schedule sets forth special provisions of the Plan that apply to Participants subject to section 409A of the United States Internal Revenue Code of 1986, as amended. Terms defined in the Plan and used herein shall have the meanings set forth in the Plan, as amended from time to time.

1.1	Definitions

1.1.1	In this Schedule, the following terms have the following meanings:

(a)	“Code” means the United States Internal Revenue Code of 1986, as amended, and any applicable United States Treasury Regulations and other binding regulatory guidance thereunder;

(b)	“Section 409A” means section 409A of the Code;

(c)
“Separation From Service” shall mean shall mean the separation from service with Mercator within the meaning of U.S. Treas. Regs. § 1.409A-1(h).  Whether a Separation from Service has occurred is determined based on whether the facts and circumstances indicate that Mercator and the Participant reasonably anticipated that no further services would be performed after a certain date or that the level of bona fide services the Participant would perform after such date (whether as an employee or independent contractor) would permanently decrease to no more than twenty percent (20%) of the average level of bona fide services performed (whether as an employee or an independent contractor) over the immediately preceding thirty six (36) month period (or the full period of services to Mercator if the Participant has been providing services to Mercator less than thirty six (36) months)).  Separation from service shall not be deemed to occur while the Participant is on military leave, sick leave or other bona fide leave of absence if the period does not exceed six (6) months or, if longer, so long as the Participant retains a right to reemployment with Mercator under an applicable statute or by contract.  For this purpose, a leave is bona fide only if, and so long as, there is a reasonable expectation that the Participant will return to perform services for Mercator.  Notwithstanding the foregoing, a twenty-nine (29) month period of absence will be substituted for such six (6) month period if the leave is due to any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of no less than six (6) months and that causes the Participant to be unable to perform the duties of his or her position of employment.  For this purpose, “Mercator” includes all entities would be considered a single employer for purposes of U.S. Treasury Regulations; provided that, in applying those regulations, the language “at least 50 percent” shall be used instead of “at least 80 percent” each place it appears therein.  Notwithstanding the foregoing, with respect to a DSU Participant who is a Non-Employee Director, a “Separation from Service” shall mean a complete severance of a director’s relationship as a director of Mercator and as an independent contractor of Mercator.  A director may have a Separation from Service upon resignation as a director even if the director then becomes an officer or employee of Mercator;

(d)	“Specified Employee” means a US Taxpayer who meets the definition of “specified employee,” as defined in Section 409A(a)(2)(B)(i) of the Code; and

(e)	“US Taxpayer” means a Participant whose compensation from Mercator is subject to Section 409A.

2.1	Compliance with Section 409A

2.1.1
Notwithstanding any provision of the Plan to the contrary, it is intended that any payments under the Plan either be exempt from or comply with Section 409A, and all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A. Each payment made in respect of Restricted Share Units and Deferred Share Units shall be deemed to be a separate payment for purposes of Section 409A. Each US Taxpayer is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such US Taxpayer in connection with the Plan (including any taxes and penalties under Section 409A), and neither Mercator nor any of its subsidiaries shall have any obligation to indemnify or otherwise hold such US Taxpayer (or any beneficiary) harmless from any or all of such taxes or penalties.

2.1.3	Solely to the extent required by Section 409A, any payment which is subject to Section 409A shall comply with the following:

(a)
a payment which becomes payable on account of a DSU Termination Date or an RSU Participant Termination Date (for any reason, whether or not such termination is voluntary or involuntary, with or without notice, adequate notice or legal notice or is with or without legal or just cause or on account of Retirement, death or permanent disability) shall be payable by reason of such circumstance only if the circumstance is a Separation from Service; and if such payment has become payable on account of a Separation from Service to any employee who is determined to be a Specified Employee, such payment shall not be paid before the date which is six months after such Specified Employee’s Separation From Service (or, if earlier, the date of death of such Specified Employee).  Following any applicable six month delay of payment, all such delayed payments shall be made to the Specified Employee in a lump sum on the earliest possible payment date;

(b)
a payment which becomes payable on account of a Merger and Acquisition Transaction or other Change of Control shall not be payable by reason of such circumstance unless the circumstance is a “change in ownership,” change in effective control,” or “change in ownership of a substantial portion of assets” as defined under Section 409A (hereinafter, a “409A Change of Control”); and

(c)
a payment which is scheduled to become payable on account of an RSU Vesting Date or other specified date certain shall not be accelerated on account of accelerated vesting or other intervening payment event unless such event itself qualifies as a Separation from Service, a 409A Change of Control or other payment event expressly permitted under Section 409A.

2.1.4
A US Taxpayer shall be required to pay to Mercator, and Mercator shall have the right and is hereby authorized to withhold, from any cash or other compensation payable under the Plan, or from any other compensation or amounts owing to the US Taxpayer, the amount of any required Applicable Withholding Taxes in respect of amounts paid under the Plan and to take such other action as may be necessary in the opinion of Mercator to satisfy all obligations for the payment of such withholding and taxes.

2.1.5
If and to the extent use of the assets contributed to or held by the Trust Fund to pay distributions to a US Taxpayer could result in accelerated or additional tax to the US Taxpayer under Section 409A (including without limitation Section 409A(b)), payment to a US Taxpayer shall only be made with assets that have not been held in the Trust Fund, and the US Taxpayer shall have no right to or any interest in any of the assets of the Trust Fund.

3.1	Amendment of Schedule

3.1.1
Notwithstanding Section 6.2 of the Plan, the Board shall retain the power and authority to amend or modify this schedule to the extent the Board in its sole discretion deems necessary or advisable to comply with any guidance issued under Section 409A. Such amendments may be made without the approval of any US Taxpayer.

Any questions and requests for assistance may be directed to the
Proxy Solicitation Agent:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2
www.kingsdaleshareholder.com

North American Toll Free Phone:

1-866-228-3049

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272